Form 10-K, Exhibit 13
period 1996-08-31
RAWLINGS SPORTING GOODS CO INC
filed 1996-11-27
CIK 921915

FINANCIAL HIGHLIGHTS

The following table sets forth selected historical consolidated financial data for the business conducted by Rawlings Sporting Goods Company, Inc. (Rawlings or the Company) for the years ended August 31, 1996, 1995 and 1994, the eight months ended August 31, 1994 and each of the three years ended December 31, 1993.

                                                                     EIGHT
                                                                    MONTHS
AMOUNTS IN                                   YEARS ENDED AUGUST 31, ENDED
THOUSANDS                                           PRO             AUGUST                     YEARS ENDED DECEMBER 31,
EXCEPT PER                                        FORMA               31,
SHARE DATA               1996           1995       1994/2/            1994           1993           1992       1991
                                                                        (Unaudited)

INCOME STATEMENT
DATA: /1/
Net revenues         $149,735       $144,141      $135,999         $81,174       $139,615       $135,810      $144,950
Operating
  income               11,666         11,598        13,500           2,935          7,138         12,400        10,325
Net income              5,272          4,584         6,223           1,335          3,922          7,112         5,895
Net income
  per share              0.69           0.60          0.81             N/A            N/A            N/A           N/A

BALANCE SHEET
DATA:
Total assets         $102,252        $97,783       $93,752         $93,752        $67,616        $71,097       $69,958
Long-term debt,
  including
  current
  maturities           38,700         43,900        39,480          39,480          1,262          1,762         2,214

/1/ Net income per share has not been presented for each period because, prior to July 8, 1994, the Company's predecessor was a division of Figgie
International, Inc. (the former parent) and had no separately issued equity securities.

/2/ Prepared on a pro forma basis; see page 12 for detailed discussion of pro forma adjustments.




        NET REVENUES BY PRINCIPAL PRODUCT LINE (unaudited)

                                                                     Eight
                                                                    Months
                                                                     Ended
                                                                    August
(Amounts in                   Years Ended August 31,                   31,               Years Ended December 31,
millions)                1996           1995          1994            1994           1993           1992           1991
Equipment:
  Baseball              $88.3          $86.9         $82.8           $44.3          $83.7          $83.5          $78.4
  Basketball
  and football           24.2           23.3          20.5            13.9           21.7           19.7           14.6
  Apparel                14.3           10.2           8.3             5.1            9.9            9.3           22.0
International             7.7            9.5           9.5             7.6            9.5            9.2           15.6
Licensing                 6.9            6.2           6.6             5.6            4.5            4.3            3.5
Miscellaneous             8.3            8.0           8.3             4.7           10.3            9.8           10.9
Net revenues           $149.7         $144.1        $136.0           $81.2         $139.6         $135.8         $145.0


                        FINANCIAL CONTENTS

Selected Financial Data                                     11

Management's Discussion and Analysis of
Results of Operations and Financial Condition               12

Consolidated Statements of Income                           16

Consolidated Balance Sheets                                 17

Consolidated Statements of Stockholders' Equity             18

Consolidated Statements of Cash Flows                       19

Notes to Consolidated Financial Statements                  20

Report of Independent Public Accountants                    24

Stockholder Information                                     25

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                OPERATIONS AND FINANCIAL CONDITION

                      BASIS OF PRESENTATION

In August 1994, Rawlings changed its fiscal year end from December 31 to August 31. Therefore, included herein is a discussion of:
     i) the actual results for the fiscal year ended August 31, 1996 compared to the actual results for the fiscal year ended August 31, 1995,

     ii) the actual results for the fiscal year ended August 31, 1995 compared to the pro forma results that estimate the Company's results as a stand-alone company for the twelve months ended August 31, 1994 and

     iii) the actual eight months ended August 31, 1994 compared to the actual eight months ended August 31, 1993.

                      CAUTIONARY STATEMENTS

Cautionary statements identifying important factors that could cause the Company's future results to differ materially from past results, or those contemplated by statements herein regarding matters other than historical fact (i.e., forward-looking statements), are described in, and incorporated by reference from, the Company's 1996 Annual Report on Form 10-K.

               YEAR ENDED AUGUST 31, 1996 COMPARED
                TO THE YEAR ENDED AUGUST 31, 1995

                      RESULTS OF OPERATIONS

Net revenues for the year ended August 31, 1996 (1996) were $149,735,000, or 3.9 percent higher than net revenues of $144,141,000 for the year ended August 31, 1995 (1995). Higher apparel, baseball, basketball and football and licensing net revenues partially offset by lower international net revenues were primarily responsible for the increase. The 1.6 percent increase in baseball net revenues was the result of an increase in sales of baseballs and protective equipment offset by a decline in sales of baseball gloves. The increase in sales of baseballs was primarily the result of increased memorabilia sales including the Cal Ripken, Jr. and Mickey Mantle commemorative baseballs. The ability to expand or sustain this level of sales from the memorabilia market will depend on collector demand for new commemorative baseballs which, in turn, depends primarily on the level of interest by fans in professional baseball. The decline in net revenues from baseball gloves was primarily the result of poor retail sell-through in 1995 that resulted in lower orders and shipments of baseball gloves in 1996. Basketball and football net revenues increased 3.9 percent primarily as a result of expanded distribution and increased market share for basketballs. Licensing net revenues increased 11.3 percent as a result of increased sales by virtually every domestic and international licensee. International net revenues declined as a result of a 32.3 percent decline in net revenues in Canada, partially offset by a 26.5 percent increase in international net revenues in countries other than Canada. The decrease in Canada was primarily the result of lower baseball net revenues and an overall slow retail sales environment. The other international growth was primarily concentrated in Latin America.

     The retail sell-through of baseball-related products improved in 1996 compared to 1995. This has resulted in retailers generally carrying lower than prior year levels of inventory of key baseball-related products. While management believes the fans' disaffection with baseball has begun to subside, the retailers are approaching the 1997 selling season with caution. As a result, the Company expects the trend toward later receipt of retailer orders, the receipt of orders in smaller quantities with follow-up orders to meet demand and shipments closer to and during the selling season to continue. This may have the effect of shifting the seasonality and quarterly results of the Company. In addition, the portion of the Company's revenues represented by sales to major retailers continues to increase and their sell through and product mix is having a more pronounced impact on the predictability of the amount and timing of total revenues.

     Gross margin in 1996 was 31.0 percent, down 0.2 points from the 1995 gross margin of 31.2 percent. Increased net revenues of lower margin products including apparel and basketball and football, along with lower sales of baseball gloves, one of the Company's higher margin products, were primarily responsible for the decrease. The Company achieved improvement in the gross margins on apparel products in 1996 and expects further improvement in 1997.

     Selling, general and administrative (SG&A) expenses for 1996 were $34,750,000 or $1,306,000, or 3.9 percent, higher than 1995
SG&A expenses of $33,444,000. As a percent of net revenues, the SG&A expenses in 1996 and 1995 were 23.2 percent. Higher royalties and advertising and promotional costs, partially offset by lower total salaries and wages and professional fees, were primarily responsible for the increase in SG&A expenses.

     Interest expense of $3,656,000 decreased 3.1 percent as a result of lower average interest rates and lower average borrowings.

     The effective tax rate of 32.1 percent in 1996 was 7.1 points lower than the effective tax rate of 39.2 percent in 1995. The decrease in the effective tax rate is the result of lower foreign effective tax rates on a portion of the Company's income, generated and indefinitely reinvested in Costa Rica, which reduced the income tax provision by $554,000. The Company expects its fiscal 1997 effective tax rate, based on its current mix of domestic and foreign earnings, to be approximately 38 percent.

           YEAR ENDED AUGUST 31, 1995 COMPARED TO PRO
            FORMA TWELVE MONTHS ENDED AUGUST 31, 1994

PRO FORMA FINANCIAL INFORMATION    For the period September 1,
1993 to July 8, 1994, Rawlings was a division of the former parent, and its results were included in the consolidated totals of the former parent. The separate financial statements of the division included a charge from the former parent that reflected an allocation of various corporate level expenses. Assuming that the transactions effected on July 8, 1994, as more fully described in Note 13 to the consolidated financial statements, had been consummated as of September 1, 1993, the Company estimated net income of $ 6.2 million for the twelve months ended August 31, 1994 based upon the following pro forma adjustments:


                                                        TWELVE MONTHS ENDED
(AMOUNTS IN THOUSANDS)                                      AUGUST 31, 1994
                                                              (Unaudited)
Net income per historical financial statements                    $4,142
Add elimination of charge from former parent                       6,603
Less:
     Additional cost of sales                                       (105)
     Additional general and administrative expenses                 (813)
     Additional interest expense                                  (2,217)
     Tax impact of adjustments                                    (1,387)
Pro forma net income                                              $6,223


This unaudited pro forma financial information is for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would actually have been had Rawlings operated as a stand-alone
Company for the twelve months ended August 31, 1994.

     Financial data for the year ended August 31, 1995 and the twelve months ended August 31, 1994 on a pro forma basis is as follows:


                                                  Pro Forma
(Amounts in thousands, except per share data)          1995          1994
                                                               (Unaudited)
Net revenues                                      $144,141      $135,999
Gross profit                                        45,042        44,807
Selling, general and administrative expenses        33,444        30,832
Environmental expense                                   -            475
Operating income                                    11,598        13,500
Interest expense                                     3,773         2,924
Other expense, net                                     285           205
Income before income taxes                           7,540        10,371
Provision for income taxes                           2,956         4,148
Net income                                           4,584         6,223
Net Income per share                                  0.60          0.81


                      RESULTS OF OPERATIONS

Net revenues for 1995 were $144,141,000, 6.0 percent higher than pro forma net revenues for the twelve months ended August 31, 1994 (1994). Higher baseball-related, basketball and football equipment and apparel net revenues partially offset by lower licensing net revenues were primarily responsible for the increase.

     The poor sell-through of baseball-related products adversely affected the second half of 1995 and resulted in a number of retailers carrying unprecedented levels of inventory of key baseball products into the 1996 spring season.

     Gross margin for 1995 was 31.2 percent, down 1.7 margin points from 1994 pro forma results. The decrease in gross margin was primarily the result of a higher percentage of the net revenues being generated by lower margin product lines, freight on a new line of baseball gloves and lower licensing net revenues.

     SG&A expenses for 1995 were $33,444,000, $2,612,000, or 8.5 percent, higher than 1994 pro forma results. As a percent of net revenues, the SG&A expenses in 1995 were 23.2 percent, up 0.5 points from 1994 pro forma results. Higher advertising, promotional and royalty expenses were primarily responsible for the increase.

     In 1994, the Company recorded a $475,000 provision for environmental costs related to the Dolgeville, New York facility.
No provision was required in 1995.

     In 1995, interest expense was $3,773,000, $849,000, or 29.0 percent, above pro forma 1994 results. The increase primarily reflects higher borrowings resulting from higher inventory levels.

     The effective tax rate of 39.2 percent in 1995 was 0.8 points lower than the pro forma effective tax rate for 1994, reflecting a lower state income tax provision based upon an estimated mix of state effective tax rates.

           EIGHT MONTHS ENDED AUGUST 31, 1994 COMPARED
              TO EIGHT MONTHS ENDED AUGUST 31, 1993

Financial data for the eight months ended August 31, 1994 and 1993 is as follows:

(Amounts in thousands)                            1994         1993
                                                             (Unaudited)
Net revenues                                       $81,174       $84,917
Gross profit                                        27,603        27,198
Selling, general and administrative expenses        20,340        19,105
Environmental expense                                   -          1,084
Intercompany charge                                  4,328         4,624
Operating income                                     2,935         2,385
Interest expense                                       623           254
Other expense, net                                      87           215
Income before income taxes                           2,225         1,916
Provision for income taxes                             890           720
Net income                                           1,335         1,196


                      RESULTS OF OPERATIONS

Net revenues decreased 4.4 percent, or $3,743,000, to $81,174,000 in the eight months ended August 31, 1994 from $84,917,000 in the eight months ended August 31, 1993. The decrease in net revenues was primarily due to lower sales of baseball equipment and apparel. The Company's operations were adversely affected by the significant liquidity constraints imposed on Rawlings by the former parent. As a result of the liquidity shortage, Rawlings was forced to delay payments to certain domestic suppliers and vendors. In response to these delays, some of the Company's domestic suppliers withheld deliveries of raw materials, forcing the Company to limit production of certain products and cancel certain customer orders. The Company believes that it received a lower level of orders in certain of its product lines as a result of the cash constraints under which it was operating. In addition, sales of baseball equipment declined due to lower pre-season orders from customers during the fall of 1993 for the 1994 baseball season. The Company's customers placed lower pre-season orders in anticipation of the 1994 baseball season because they generally held higher inventories of baseball-related products at the end of the 1993 baseball season due to abnormally wet weather conditions during the 1993 baseball season. These weather conditions reduced the amount of baseball played and, accordingly, retailers' sales of baseball-related equipment during the 1993 baseball season.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                OPERATIONS AND FINANCIAL CONDITION

     Although the Company's ability to produce certain products was adversely affected by the liquidity shortage of the former parent, this situation had little, if any, impact on the Company's ability to procure products from its foreign manufacturers. These products (which represented approximately 60 percent of its net revenues during the eight months ended August 31, 1994) were largely purchased pursuant to letters of credit that remained available to the Company even during the former parent's liquidity crisis. The Company believes that the liquidity constraints did not have an adverse effect on its long-term relationships with its customers, suppliers and vendors or on its business.

     Gross margin increased 1.5 percent, or $405,000, to $27,603,000 in the eight months ended August 31, 1994 from $27,198,000 in the comparable period of 1993. Gross margin increased to 34.0 percent from 32.0 percent during the same period. The improvement in gross margin was due to improved manufacturing efficiencies, a better product mix and increased licensing net revenues.

     SG&A in the eight months ended August 31, 1994 was $20,340,000, $1,235,000, or 6.5 percent, higher than in the eight months ended August 31, 1993. As a percent of net revenues in the eight months ended August 31, 1994 SG&A was 25.1 percent, up 2.6 points from the eight months ended August 31, 1993. The increase was primarily the result of higher advertising and royalty expenses.

     The Company recorded no environmental expenses in the eight months ended August 31, 1994 as compared to $1,084,000 in the eight months ended August 31, 1993.

     Intercompany charge in the eight months ended August 31, 1994 decreased by 6.4 percent, or $296,000, to $4,328,000 from
$4,624,000 in the comparable period in 1993.

     As a result of the foregoing factors, operating income increased 23.1 percent, or $550,000, to $2,935,000 in the first eight months of 1994 from $2,385,000 in the first eight months of 1993.

     Interest and other expense increased $241,000 to $710,000 in the first eight months of 1994 from $469,000 in the first eight months of 1993.

     The Company's effective tax rate was 40.0 percent the first eight months of 1994 as compared to 37.6 percent for the comparable period in 1993.

     As a result of the foregoing factors, net income increased
11.6 percent, or $139,000, to $1,335,000 in the first eight months of 1994 from $1,196,000 in the comparable period in 1993.

                           SEASONALITY

Net revenues of baseball equipment and related team uniforms are highly seasonal. Customers historically have placed orders with the Company for baseball-related products beginning in July for shipment beginning in October (pre-season orders). These pre-season orders from customers historically represented approximately 75 percent to 80 percent of the customers' anticipated needs for the entire baseball season. The amount of these pre-season orders historically determined the Company's net revenues and profitability between October 1 and March 31. The Company then receives additional orders (fill-in orders) which depend upon customers' actual sales of products during the baseball season (sell-through). Fill-in orders are typically received by the Company between February and May. These orders historically represented approximately 20 percent to 25 percent of the Company's sales of baseball-related products during a particular season. Pre-season orders for certain baseball-related products from certain customers are not required to be paid until early spring. These extended terms increase the risk of collectability related to accounts receivable. In fiscal 1996 and 1997, customers have begun placing their pre-season orders later and a larger percentage of orders are fill-in orders. In addition, with an increasing number of customers on automatic replenishment systems more and more orders are received on a ship-at-once basis. This change has resulted in shipments to the customer closer to the time the products are actually sold. This trend has and may continue to have the effect of shifting the seasonality and quarterly results of the Company with higher inventory and debt levels required to meet orders for immediate delivery. The sell-through of baseball-related products also affects the amount of inventory held by customers at the end of the season which is carried over by the customer for sale in the next baseball season. Customers typically adjust their pre-season orders for the next baseball season to account for the level of inventory carried over from the preceding baseball season. Football equipment and related team uniforms are both shipped by the Company and sold by retailers primarily in the period between March 1 and September 30. Basketballs and related team uniforms generally are shipped and sold throughout the year. Because the Company's sales of baseball-related products exceed those of its other products, Rawlings' business is seasonal, with its highest net revenues and profitability recognized between November 1 and April 30.

               INTEREST RATE MANAGEMENT ACTIVITIES

The Company has engaged in interest rate management activities with the objective of limiting exposure to interest rate increases related to the Company's long-term debt and converting a portion of the Company's variable rate debt to a fixed rate. The interest rate management activity objectives are achieved through the use of interest rate caps and interest rate swaps as described in Note 8.

                      ENVIRONMENTAL MATTERS

The Company is subject to various federal, state and local environmental laws relating to air emissions, water discharges, and the storage, handling, disposal and remediation of petroleum and hazardous substances. Pursuant to these laws, the Company is conducting environmental investigation and remediation activities at its Adirondack facility in Dolgeville, New York with respect to past petroleum and waste storage practices and a release of wood pitch into surrounding soil and surface water. The cost of investigating and remediating the contamination at the Adirondack facility described above cannot be finally determined until the appropriate studies are complete. Accordingly, the Company is unable to estimate any additional amount beyond the $996,000 accrued at August 31, 1996. However, the Company believes that any additional expenses will not have a material adverse effect on the Company's financial condition, results of operation or cash flows. At this time, the Company does not anticipate incurring additional costs related to other environmental matters that will be material to its financial condition, results of operations or cash flows.

                            LITIGATION

On November 22, 1995, a class action complaint was filed in the United States District Court for the Eastern Division of the Eastern District of Missouri by Henry G. Jakobe, Jr. against the Company. The complaint also names as defendants Mr. Carl J. Shields, Chairman, CEO and President of the Company, and Mr. Howard B. Keene, Chief Operating Officer of the Company. The complaint alleges, among other things, that the defendants violated the federal securities laws by making false and misleading statements regarding the impact of the Major League Baseball strike on the Company's business. The plaintiff seeks an unspecified amount of damages, reimbursement of costs and expenses of the litigation, including attorney fees, and other unspecified relief.

     The Company intends to vigorously defend this action. The
Company further believes that this matter will not have a material adverse effect on the Company's financial condition, results of operations or cash flow.

                 LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash provided by operating activities and the $76,000,000 credit agreement with a bank group. The Company's primary use of cash is to fund its working capital needs, capital expenditures and debt service requirements. The Company's working capital requirements are seasonal with higher investments in working capital generally required in the period that begins in August and ends in April of the succeeding year. The change in the timing of orders and shipments to retailers closer to when the products are actually sold to the retailers' customers may increase the amount of working capital required by the Company and may increase required levels of long-term debt. Detailed information on the Company's cash flows is presented in the consolidated statements of cash flows.

YEAR ENDED AUGUST 31, 1996 Operating cash flows of $5,230,000 were primarily the result of net income adjusted for non cash charges partially offset by increased accounts receivable and inventories. Operating cash flows were $1,369,000 higher than 1995 primarily as a result of higher net income and changes in various components of working capital. Investment activities used cash of $1,193,000 for capital expenditures for normal property and plant improvements and the upgrading of certain plants to improve production capacity and efficiency. With the planned expansion of the Company's Costa Rica facility the Company expects capital expenditures of $2,000,000 to $2,500,000 in 1997. Financing activities used cash of $4,585,000 which included a net debt repayment of $5,200,000 partially offset by issuance of common stock of $340,000 and a final purchase price settlement with the former parent of $275,000.

     The Company believes that cash flow from operations and unused borrowing capacity under the credit agreement should be sufficient to fund its anticipated working capital needs, capital expenditures and debt service requirements for the foreseeable future. However, because future cash flows and the availability of financing depend on a number of factors, including prevailing economic conditions and financial, business and other factors beyond the Company's control, no assurances can be given in this regard.

YEAR ENDED AUGUST 31, 1995 Operating cash flows of $3,861,000 were primarily the result of net income adjusted for non cash charges partially offset by increased inventories and changes in other components of working capital. Operating cash flows were $6,588,000 higher than pro forma 1994 operating cash flows primarily as a result of changes in various components of working capital. Investing activities used cash of $2,119,000 for capital expenditures for normal property and plant improvements and the upgrading of certain company plants to improve production capacity and efficiency. Financing activities used cash of $1,954,000 which included a payment to the former parent of $6,456,000 partially offset by $4,420,000 of net additional borrowings under the credit agreement.

EIGHT MONTHS ENDED AUGUST 31, 1994 AND THE YEAR ENDED DECEMBER 31, 1993 Immediately prior to the public offering of the Company's shares by the former parent, the Rawlings Business was owned by the former parent. The Company's primary sources of funds were cash flows from operations and borrowings from the former parent.

     Cash flows provided by operating activities decreased by $14,046,000 and cash flows used in financing activities decreased by $12,573,000 in the eight months ended August 31, 1994 as compared to the eight months ended August 31, 1993. Cash flows provided by operating activities increased by $3,996,000 in 1993 as compared to 1992, primarily from a decrease in accounts receivable and inventories.

     Capital expenditures were $112,000 for the eight months ended August 31, 1994 and $1,498,000 in 1993. Capital expenditures during these periods were used for equipment purchases, normal property and plant improvements and the upgrading of certain Company plants to improve production capacity and efficiencies. In addition, in 1994, capital expenditures were made related to the Company's conversion of certain of its facilities from line manufacturing to modular manufacturing.



                CONSOLIDATED STATEMENTS OF INCOME
                                                                               Eight
                                                                        Months Ended         Year Ended
                                     Years Ended August 31,             August 31,          December 31,
                                     1996               1995               1994                 1993
(Amounts in thousands, except per share data)
Net revenues                       $149,735           $144,141             $81,174            $139,615
Cost of goods sold                  103,319             99,099              53,571              95,235
  Gross profit                       46,416             45,042              27,603              44,380
Selling, general and
  administrative expenses            34,750             33,444              20,340              28,784
Environmental expense                                                                            1,559
Intercompany charge                                                          4,328               6,899
  Operating income                   11,666             11,598               2,935               7,138
Interest expense                      3,656              3,773                 524                 128
Interest to former parent                                                       99                 210
Other expense, net                      250                285                  87                 206
  Income before income taxes          7,760              7,540               2,225               6,594
Provision for income taxes            2,488              2,956                 890               2,672
  Net income                       $  5,272           $  4,584             $ 1,335            $  3,922
Net income per share               $   0.69           $   0.60                 N/A                 N/A
Average number of common
  shares outstanding                  7,680              7,652                 N/A                 N/A


The accompanying notes are an integral part of these consolidated statements.

                   CONSOLIDATED BALANCE SHEETS

                                                          August 31,
                                                       1996          1995
(Amounts in thousands, except share and per share data)

ASSETS
Current assets:
 Cash and cash equivalents                            $   789     $ 1,337
 Accounts receivable, net of allowance
   of $1,498 and $1,459 respectively                   30,090      24,163
 Inventories                                           32,415      31,346
 Prepaid expenses                                       1,472       1,607
 Deferred income taxes                                  3,162       3,369
   Total current assets                                67,928      61,822
Property, plant and equipment, net                      7,860       7,601
Other assets                                              698         944
Deferred income taxes                                  25,766      27,416
 Total assets                                        $102,252     $97,783
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                    $  9,119     $ 6,388
 Accrued liabilities                                    8,461       7,399
   Total current liabilities                           17,580      13,787
Long-term debt                                         38,700      43,900
Other long-term liabilities                            11,508      11,519
   Total liabilities                                   67,788      69,206
Stockholders' equity:
 Preferred stock, $.01 par value
   per share, 10,000,000 shares
   authorized, no shares issued
   and outstanding
 Common stock, $.01 par value per
   share, 50,000,000 shares
   authorized, 7,697,527 and
   7,656,908 shares issued
   and outstanding, respectively                           77          77
 Additional paid-in capital                            25,820      25,205
Retained earnings                                       8,567       3,295
 Stockholders' equity                                  34,464      28,577
 Total liabilities and
   stockholders' equity                              $102,252     $97,783



The accompanying notes are an integral part of these consolidated balance sheets.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                        Additional         Retained         Investment
                                      Common Stock       Paid-in           Earnings         by Former
                                   Shares    Amount       Capital          (Deficit)         Parent               Total

(Amounts in thousands, except share data)
Balance, December 31, 1992             -        $ -            $ -             $ --            $ 60,580            $ 60,580
Net income                             -          -              -                -               3,922               3,922
Net return to former parent            -          -              -                -             (8,903)             (8,903)
Balance, December 31, 1993             -          -              -                -              55,599              55,599
Net income                             -          -              -          (1,289)               2,624               1,335
Net return to former parent            -          -       (35,000)                -            (16,251)            (51,251)
Issuance of common stock       7,650,081         77         41,895                -            (41,972)                   -
Establishment of net
  deferred taxes related
  to the assets transfer               -          -         18,228                -                   -              18,228
Balance, August 31, 1994       7,650,081         77         25,123          (1,289)                   -              23,911
Net income                             -          -              -            4,584                   -               4,584
Issuance of common stock           6,827          -             82                -                   -                  82
Balance, August 31, 1995       7,656,908         77         25,205            3,295                  -               28,577
Net income                             -          -              -            5,272                   -               5,272
Issuance of common stock          40,619          -            340                -                   -                 340
Final settlement with
   former parent                       -          -            275                -                   -                 275
Balance, August 31, 1996       7,697,527        $77        $25,820           $8,567                 $ -             $34,464


The accompanying notes are an integral part of these consolidated statements.

              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                         Eight                     Year
                                                                         Months Ended             Ended
                                         Years Ended August 31,          August 31,             December 31,
(Amounts in thousands)                  1996                1995            1994                  1993
Cash flows from operating activities:
 Net income                           $ 5,272             $ 4,584          $  1,335             $ 3,922
 Adjustments to reconcile net
   income to net cash provided
   by operating activities:
 Depreciation and amortization          1,123               1,008               551                 727
 Deferred taxes                         1,857               2,418             (847)                   -
Changes in operating assets and
 liabilities:
 Accounts receivable, net             (5,927)               (871)            16,474               4,159
 Inventories                          (1,069)             (3,934)          (10,293)               1,378
 Prepaid expenses                         135               (397)             (246)               (365)
 Other assets                              60               (348)                20               (502)
 Accounts payable                       2,731               1,097             (122)                 725
 Accrued liabilities and other          1,048                304              (856)               1,275
Net cash provided by operating
 activities                             5,230               3,861             6,016              11,319
Cash flows from investing
 activities:
 Capital expenditures, net            (1,193)             (2,119)             (112)             (1,498)
Cash flows from financing
 activities:
 Net (repayments) borrowings
   of long-term debt                  (5,200)               4,420            38,218               (500)
 Issuance of common stock                 340                  82                 -                   -
 Payment from (to) former
   parent related to purchase
   price settlement                       275             (6,456)             6,456                   -
 Net return to former parent                -                   -          (16,251)             (8,903)
 Transferred to former parent               -                   -          (35,000)                   -
Net cash used in financing
 activities                           (4,585)             (1,954)           (6,577)             (9,403)
Net (decrease) increase in cash
 and cash equivalents                   (548)               (212)             (673)                 418
Cash and cash equivalents,
 beginning of period                    1,337               1,549             2,222               1,804
Cash and cash equivalents,
 end of period                        $   789             $ 1,337           $ 1,549             $ 2,222
Supplemental disclosures of
 cash flow information:
 Cash paid during the year for:
   Interest                           $ 3,548             $ 3,899           $   187              $  173
   Income taxes                           247                 459             2,200               2,776


The accompanying notes are an integral part of these consolidated statements.

            Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

          1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the assets, liabilities, revenues and expenses of the Rawlings Sporting Goods Company, Inc. and all of its subsidiaries (Rawlings or the Company). For periods prior to July 8, 1994 the consolidated financial statements include the assets, liabilities, revenues and expenses of the division and subsidiaries of Figgie International, Inc. (the former parent) that constitute the unincorporated Rawlings Business. As a result of the Rawlings Business being conducted through a division of the former parent, the Rawlings Business had no separately identifiable equity other than an amount equal to net assets entitled "Investment by Former Parent . All significant intercompany transactions have been eliminated.

CHANGE IN FISCAL YEAR The Company changed its fiscal year end from December 31 to August 31 after the July 8, 1994 transfer of the Rawlings Business to the Company from the former parent was completed. The change resulted in a short period of eight months beginning January 1, 1994 and ending August 31, 1994. Information included in the footnotes to the financial statements for 1996 refers to the twelve months ended August 31, 1996, the information for 1995 refers to the twelve months ended August 31, 1995, the information for 1994 refers to the eight months ended August 31, 1994 and the information for 1993 refers to the twelve months ended December 31, 1993.

CASH AND CASH EQUIVALENTS Cash equivalents consist of short-term, highly liquid investments with an average maturity when purchased of three months or less.

INVENTORIES Inventories are valued at the lower of cost or net realizable value with cost principally determined on a first-in, first-out method. Cost includes materials, labor and overhead.

PROPERTY, PLANT AND EQUIPMENT, NET Property, plant and equipment is stated at cost and depreciation is generally computed on a straight-line basis. The principal rates of depreciation are as follows:

Buildings and improvements         20-30 years
Machinery and equipment            7-12 years
Other                              4-10 years

INCOME TAXES Deferred income taxes are recorded for temporary differences in reporting income and expenses for tax and financial statement purposes. The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Incomes Taxes (SFAS No. 109), on July 8, 1994. The provision for income taxes reflected in the consolidated financial statements prior to July 8, 1994 included the Rawlings Business share of the consolidated income tax expense of the former parent.

FINANCIAL INSTRUMENTS The fair value of the Company's financial instruments approximate their carrying amounts.

NET INCOME PER SHARE Net income per share for 1996 and 1995 is based on the weighted average number of common shares outstanding during the period. Net income per share data on a historical basis has been omitted for 1994 and 1993, as the Rawlings
Business was a division of the former parent.

SEGMENT REPORTING The Company is engaged principally in one line of business, the manufacturing, procurement and sale of sporting goods and related products.

RECLASSIFICATION Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

USE OF ESTIMATES These financial statements have been prepared on the accrual basis of accounting, which required the use of certain estimates by management, in determining the Company's assets, liabilities, revenues and expenses.

                          2  INVENTORIES

Inventories consist of the following:
                                                     August 31,
                                                 1996      1995

Raw materials                                   $ 5,624  $ 5,498
Work in process                                   1,899    1,940
Finished goods                                   24,892   23,908
Inventories                                     $32,415  $31,346

              3  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:
                                                     August 31,
1996           1995

Buildings and improvements                      $ 5,412   $ 5,249
Machinery and equipment                          12,709    11,943
Other                                             2,348     1,998
Total property, plant and equipment              20,469    19,190
Less - Accumulated depreciation                 (12,609)  (11,589)
Property, plant and equipment, net              $ 7,860   $ 7,601

                 4  FOREIGN CURRENCY TRANSACTIONS

For 1996, 1995, 1994 and 1993, the foreign currency transaction gains (losses) included in determining net income were ($12), $91, ($274) and ($156), respectively.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           5  SUPPLEMENTAL INCOME STATEMENT INFORMATION

Set forth below is a comparative summary of certain net revenue and expense items:

                                             1996           1995              1994                 1993
Licensing revenues                          $6,880         $6,169           $5,593               $4,501
Operating lease expenses                     2,426          2,172            1,404                1,531
Royalty and licensing expenses               5,536          4,986            2,634                3,784
Research and development
  expenses                                     238             540              143                 519




                         6  INCOME TAXES

Rawlings was included in the consolidated tax returns of the former parent prior to July 8, 1994. The provision for income taxes reflected in the consolidated financial statements prior to July 8, 1994 included the Rawlings Business's share of the consolidated income tax expense of the former parent. The provision approximates Rawlings' income tax expense under SFAS No. 109 which would have been incurred on a stand-alone basis.

     Prior to July 8, 1994, cash paid for income taxes included in the accompanying statements of cash flows represents the current portion of the Rawlings Business's provision for income taxes. The Company made no payments from July 9, 1994 to August 31, 1994.

     The income tax provision (benefit) is as follows:


                                              1996          1995             1994                 1993
Current:
Federal                                      $ 564          $ 557           $1,206              $2,428
State and other                                 67            (19)             237                 348
Total current                                  631            538            1,443               2,776
Deferred:
Federal                                      1,658          2,082             (482)                (91)
State and other                                199            336              (71)                (13)
Total deferred                               1,857          2,418             (553)               (104)
Total income tax provision                  $2,488         $2,956            $ 890              $2,672




     A reconciliation between the provision for income taxes computed at the Federal statutory rate and the rate used for financial reporting purposes is as follows:

                                1996                         1995                             1994                          1993
                        Amount           %          Amount          %                  Amount           %                Amount %
Expected
provision
at the
statutory
rate                    $2,716          35.0         $2,639         35.0                $779           35.0    $2,308     35.0
State and
other taxes,
net of federal
tax benefit                326           4.2            317          4.2                 111            5.0       335      5.1
Lower effective
tax rates
on foreign
income                    (554)         (7.1)             -            -                   -              -         -        -
Other                        -             -              -            -                   -              -        29       .4
Total income
tax provision           $2,488          32.1         $2,956         39.2                $890           40.0    $2,672     40.5


     The significant components of deferred taxes which are included in the accompanying balance sheets are as follows:

                                             1996                         1995
                                 Deferred           Deferred     Deferred    Deferred
                                  Tax                  Tax           Tax       Tax
                                 Assets            Liabilities     Assets  Liabilities
Intangible assets                $25,348                   $-     $26,451   $ -
Operating loss
  carryforwards                    2,141                    -       2,191     -
Foreign tax credits                  748                    -         272     -
Allowance for
  doubtful accounts                  596                    -         579     -
Environmental reserve                391                    -        439      -
Inventory                            388                    -        106      -
Property, plant
and equipment                        220                    -        939      -
Other                                  -                  904         593   785
Total                            $29,832                 $904     $31,570  $785


     The Company believes a valuation allowance against deferred income tax assets as of August 31, 1996 is not necessary. The Company's net operating loss carryforwards expire in 2009 through 2010. Deferred taxes for 1994 resulted primarily from intangible assets, net operating loss carryforwards and accelerated depreciation. Deferred taxes for 1993 resulted principally from depreciation and provisions for estimated expenses.

     Income taxes have not been provided on the undistributed income (approximately $1,400) of Rawlings' foreign subsidiary which the Company does not intend to be remitted to the US.

                      7  ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                 August 31,
                                          1996             1995
Salary, benefits and other taxes        $3,487            $2,536
Payable to former parent                 1,342             2,003
Environmental and other                  3,191             2,695
Royalties                                  441               165
Accrued liabilities                     $8,461            $7,399

                        8  LONG-TERM DEBT

Long-term debt consists of the following:

                                                   August 31,
                                              1996          1995
Credit agreement with banks due 1999,
     average interest rate of 6.86%
     and 7.30%, respectively                 $38,700     $43,000
Industrial Revenue Bond, 8.75%, due 2000,
     repaid in 1996                                -         900
Total long-term debt                         $38,700     $43,900

     In July 1994 the Company entered into an $80,000 variable rate unsecured credit agreement with a bank group. The credit agreement was amended in March and August 1995 and September 1996. The September 1996 amendment modified, among other matters, certain financial covenants including the minimum fixed charge coverage and the required ratio of maximum total debt to total capitalization. The available borrowings under the amended credit agreement decline $4,000 and $5,000 as of July 8, 1997 and 1998, respectively. The committed line of credit is $76,000 as of August 31, 1996 after a scheduled $4,000 reduction on July 8, 1996.

     The Company is required under the amended credit agreement to meet certain financial covenants pertaining to minimum fixed charge coverage, incurrence of additional debt, maximum total debt as a percentage of total capitalization, minimum net worth and restrictions on the Company's ability to pay cash dividends to 50% of the Company's net income for the preceding year. The
Company is in compliance with these covenants.

     As of August 31, 1996 the Company had outstanding letters of credit of $5,743 and available borrowing capacity of $31,557 under the credit agreement with banks.

     In July 1994 the Company entered into an interest rate cap at 9.25% for up to $15,000 in borrowings through July 1997.

     In October 1995 the Company entered into a two-year interest rate swap agreement with a commercial bank under which the Company receives a floating rate based on three month LIBOR through September 1997 on $25,000 and pays a fixed rate of 6.50%. This transaction effectively changes a portion of the Company's debt from a floating rate to a fixed rate.

                       9  EMPLOYEE BENEFITS

COMPANY-SPONSORED DEFINED CONTRIBUTION PLANS Beginning December 1, 1994, substantially all US salaried employees and certain US hourly employees are covered by a defined contribution (Section 401(k)) plan that provides funding based on a percentage of compensation. The Company's contributions to the plan were $299 and $183 in 1996 and 1995, respectively.

MULTI-EMPLOYER PENSION PLANS Certain union employees participate in multi-employer defined benefit pension plans. Contributions to the plans were $956, $839, $483 and $903 in 1996, 1995, 1994 and
1993, respectively.

BENEFITS FROM FORMER PARENT The former parent has retained the obligation for accrued benefits attributable to employees and former employees of the Rawlings Business earned prior to July 8, 1994. The Rawlings Business participated in various employee benefit plans of the former parent prior to July 8, 1994. The cost allocated to the Rawlings Business, as determined by the plan administrator, for these plans was $387 and $856 in 1994 and 1993, respectively.

                        10  STOCK OPTIONS

The 1994 Rawlings Long-Term Incentive Plan (the 1994 Incentive
Plan) provides for the issuance of up to 625,000 shares of Rawlings common stock upon the exercise of stock options and stock appreciation rights, and as restricted stock, deferred stock, stock granted as a bonus or in lieu of other awards and other equity-based awards. The 1994 Non-Employee Directors Stock Plan (1994 Directors Stock Plan) provides for the issuance of up to 50,000 shares of Rawlings common stock to non-employee directors upon the exercise of stock options or in lieu of director's fees.

     Stock options granted under the 1994 Incentive Plan and the 1994 Directors Stock Plan have exercise prices equal to the market price on the date of grant, vest over three to four years from the date of grant and, once vested, are generally exercisable over ten years following the date of grant.

     Option activity is as follows:

                                1996       1995          1994

Outstanding at beginning
  of period                        346,610       313,266              -
Granted                            192,125        84,886        313,266
Exercised                               -             -               -
Cancelled                         (55,550)      (51,542)              -
Outstanding at end
  of period                        483,185       346,610        313,266
Shares exercisable                 175,077        87,237              -
Price of stock options:
  Granted                       $7.88-$9.94    $9.63-$13.88 $11.25-$12.00
  Exercised                               -               -             -
  Cancelled                    $9.00-$13.88          $12.00             -
  Outstanding                  $7.88-$13.88    $9.63-$13.88 $11.25-$12.00

     At August 31, 1996, 191,815 shares of Rawlings common stock were available for future awards under the plans.

     The Financial Accounting Standards Board has issued SFAS No. 123 "Accounting for Stock-Based Compensation, which is effective for fiscal years beginning after December 15, 1995. This statement recommends that companies account for stock option plans by recognizing the fair value of stock options granted over the vesting period of the option, but also permits companies to continue to account for employee stock options under Accounting Principles Board Opinion No. 25 (APB No. 25) "Accounting for Stock Issued to Employees. The Company will adopt SFAS No. 123 in its fiscal year ending August 31, 1997 but will continue to account for options under APB No. 25 and will disclose the pro forma net income and net income per share effect as if the Company had used the fair value-based method recommended under SFAS No. 123.

                  11  RELATED PARTY TRANSACTIONS

The Company leased office space, through December 1995, from a partnership in which one of the Company's board of directors had a 40% ownership interest. In December 1995, the director sold his 40% ownership interest in the office space. Lease payments made during the period the outside director maintained an ownership interest in the building were $233, $390 and $257 in 1996, 1995 and 1994, respectively.

                12  COMMITMENTS AND CONTINGENCIES

Future minimum payments under noncancelable leases, royalty and licensing agreements as of August 31, 1996 are as follows:
                                                     Royalty and
                                        Operating      Licensing
                                          Leases      Agreements
Fiscal 1997                                $1,860         $3,549
Fiscal 1998                                 1,400          1,239
Fiscal 1999                                   947          1,078
Fiscal 2000                                   663             73
Fiscal 2001                                   233              -
Thereafter                                     57            225
Total minimum lease payments               $5,160         $6,164

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     One customer's purchases are 11% 10%, 9% and 11% of net revenues of Rawlings for 1996, 1995, 1994 and 1993, respectively.
No other customers' purchases were greater than 10% of net revenues.

     In the normal course of doing business, Rawlings is subject to various federal, state and local environmental laws. Rawlings currently is working with the New York State Department of Environmental Conservation in addressing contamination relating to past petroleum and waste storage practices at its facility in Dolgeville, New York. In 1993, Rawlings accrued $1,559 relating to estimated environmental investigation and remediation costs. Rawlings believes that the accrued environmental costs will be incurred over the next several years. Due to the uncertainty of recovery of costs from insurance carriers and other potentially liable third parties, Rawlings has not adjusted its accrual for environmental costs to reflect potential recoveries from third parties.

     On November 22, 1995, a class action complaint was filed in the United States District Court for the Eastern Division of the Eastern District of Missouri by Henry G. Jakobe, Jr. against the Company. The complaint also names Mr. Carl J. Shields, Chairman, CEO and President of the Company, and Mr. Howard B. Keene, Chief Operating Officer of the Company. The complaint alleges, among other things, that the defendant's violated the federal securities laws by making false and misleading statements regarding the impact of the Major League Baseball strike on the Company's business. The plaintiff seeks unspecified amount of damages, reimbursement of costs and expenses of the litigation, including attorney fees, and other unspecified relief. The Company intends to vigorously defend this action.

     Rawlings is periodically subjected to product liability claims and proceedings involving its patents; such proceedings have not had a material adverse effect on Rawlings.

     In the opinion of management, ultimate liabilities resulting from pending environmental matters, the shareholder suit and other legal proceedings will not have a material adverse effect on the financial condition or results of operations of Rawlings.

               13  TRANSACTIONS WITH FORMER PARENT

NET ASSET TRANSFER In July 1994, the former parent transferred the net assets of the Rawlings Business to the Company in exchange for $35,000 in cash and the net cash proceeds generated from the initial public offering of the Company's stock. The purchase price was subject to a post-closing adjustment based on the investment by the former parent in the Rawlings Business as of June 30, 1994 as defined in the asset transfer agreement. In 1995, the Company paid the former parent $6,456 as a preliminary settlement of the post-closing adjustment. A final purchase settlement was reached in 1996 with the former parent paying the Company a final settlement of $275.

     The assets and liabilities transferred to Rawlings are recorded at the predecessor's cost for financial reporting purposes. For tax purposes, the transaction results in a step-up of the basis of the assets transferred determined by the fair value paid by the Company for the Rawlings Business. The recording of the deferred income tax asset related to the step-up in the tax basis of the assets results in a corresponding increase in additional paid-in capital. Under the terms of a tax sharing and separation agreement between the Company and the former parent, the Company is required to pay the former parent 43% of the tax benefits resulting from the step-up in the tax basis of the assets as the benefit of the step-up is realized. The obligation to pay the former parent was recorded as a liability and a corresponding reduction in additional paid-in capital.

CHARGES FROM FORMER PARENT Prior to July 8, 1994, the former parent allocated corporate overhead and interest expense to the Company. The charge from the former parent to the Rawlings Business did not include expenses related to the Rawlings Business, such as insurance, pension, medical and health benefits and outside legal expenses. These expenses were charged directly to the Rawlings Business by the former parent and are reflected in the appropriate expense categories in the accompanying consolidated statements of income. These transactions did not occur subsequent to the July 8, 1994 transaction.

     Interest expense relating to the former parent's factoring of Rawlings' accounts receivable was $99 and $255 for 1994 and 1993, respectively.

INVESTMENT BY FORMER PARENT The following is an analysis of the investment by the former parent:

                                             1994          1993

Cash collected by former parent from
  the Rawlings Business operations         $(82,291)   $(144,585)
Cash provided by former parent to fund
  the Rawlings Business operations           61,712      128,783
Corporate overhead and interest expense
  allocated by former parent to the
  Rawlings Business                           4,328        6,899
Net investment return to former parent      (16,251)      (8,903)
Net income                                    2,624        3,922
Net assets of Rawlings acquired             (41,972)           -
Net change in investment by former parent   (55,599)      (4,981)
Investment by former parent,
  beginning of period                        55,599       60,580
Investment by former parent, end of period   $    -     $ 55,599

               14  SUPPLEMENTAL TRANSITION PERIOD
                     INFORMATION (unaudited)

                                                           Eight
                                                    Months Ended
                                                      August 31,
                                                           1993
Net revenues                                             $84,917
Gross profit                                              27,198
Operating income                                           2,385
Income before income taxes                                 1,916
Provision for income taxes                                   720
Net income                                                 1,196

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF RAWLINGS SPORTING GOODS COMPANY, INC.:

     We have audited the accompanying consolidated balance sheets of Rawlings Sporting Goods Company, Inc. (a Delaware corporation) and subsidiaries (the Company or Rawlings) (successor to the Rawlings Sporting Goods Company, a division of Figgie International Inc. - see Note 1) as of August 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended August 31, 1996, the eight months ended August 31, 1994, and for the year ended December 31, 1993. These financial statements are the responsibility of Rawlings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rawlings Sporting Goods Company, Inc. and subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the two years in the period ended August 31, 1996, the eight months ended August 31, 1994, and for the year ended December 31, 1993, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
St. Louis, Missouri
October 11, 1996