Form 10-K, Exhibit 13
period 1997-08-31
RAWLINGS SPORTING GOODS CO INC
filed 1997-11-26
CIK 921915

EXHIBIT 13.1

The following table sets forth selected historical consolidated financial data for the business conducted by Rawlings Sporting Goods Company, Inc. (Rawlings or the Company) for the years ended August 31, 1997, 1996 and 1995, the eight months ended August 31, 1994 and each of the two years ended December 31, 1993.

                                              Eight
                                              Months
                                              Ended       Years Ended
(Amounts in          Years Ended August 31,  August 31,  December 31,
thousands
except per            1997     1996     1995    1994      1993      1992
share date)

INCOME STATEMENT
DATE:/1/
 Net revenues      $147,600 $149,735 $144,141  $81,174  $139,615  $135,810
 Operating income    11,880   11,666   11,598   2,935     7,138     12,400
 Net income           5,470    5,272    4,584   1,335     3,922      7,112
 Net income per
  share                0.71     0.69     0.60     N/A      N/A        N/A

BALANCE SHEET DATA:
Total assets       $101,264 $102,252  $97,783 $93,752   $67,616    $71,097
Long-term debt,
  including current
  maturities         32,673   38,700   43,900  39,480     1,262      1,762

(1) Net income per share has not been presented for each period because, prior to July 8, 1994, the Company's predecessor was a division of Figgie International, Inc. (the former parent) and had no separately issued equity securities.

NET REVENUES BY PRINCIPAL PRODUCT LINE (UNAUDITED)

                                        Eight
                                        Months
                                        Ended     Years Ended
(Amounts in   Years Ended August 31,  August 31,  December 31,
millions)      1997     1996     1995    1994    1993     1992

Equipment:     $80.8    $88.3    $86.9   $44.3   $83.7    $83.5
 Baseball       28.7     24.2     23.2    13.9    21.7     19.7
 Basketball,
  football and
  volleyball    16.4     14.3     10.2     5.1     9.9      9.3
Apparel          7.5     7.7      9.5      7.6     9.5      9.2
International    6.5     6.9      6.2      5.6     4.5      4.3
Licensing        7.7     8.3      8.0      4.7    10.3      9.8
Net revenues   147.6    $149.7   $144.1  $81.2   $139.6   $135.8

FINANCIAL CONTENTS

Financial Highlights               Consolidated Statements of
                                   Cash Flows

Management's Discussion and        Notes to Consolidated
Analysis of Results of Operations Financial Statements and Financial Condition

Consolidated Statements of Income  Report of Independent Public
                                   Accountants

Consolidated Balance Sheets        Stockholders Information

Consolidated Statements of
Stockholders' Equity



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Cautionary Statements

     Cautionary statements identifying important factors that could cause the Company's future results to differ materially from past results, or those contemplated by statements herein regarding matters other than historical fact (i.e., forward-looking statements), are described in, and incorporated by reference from, the Company's 1997 Annual Report on Form 10-K.

YEAR ENDED AUGUST 31, 1997 COMPARED TO THE YEAR
ENDED AUGUST 31, 1996

Results of Operations

     Net revenues for the year ended August 31, 1997 (1997) were $147,600,000, or 1.4 percent below net revenues of $149,735,000 for the year ended August 31, 1996 (1996). Lower net revenues from baseball-related products, partially offset by higher net revenues from basketball, football and volleyball equipment and apparel were primarily responsible for the decrease. Net revenues of baseball-related products decreased 8.5 percent resulting from a) lower sales of baseball gloves as a result of significant reductions at two major warehouse club chains who decided to stop selling baseball-related products and to a reduction in net revenues at a third major account, which entered the selling season with excess inventory and b) lower sales of baseballs primarily as a result of reduced net revenues from memorabilia baseballs. In early fiscal 1998, one of the warehouse clubs decided to re-enter the baseball category and has placed an order for shipment in the first quarter of fiscal 1998. Net revenues for basketball, football and volleyball equipment increased 18.6 percent as a result of higher net revenues related to major corporate promotions and increased back-to-school programs. Apparel net revenues increased 14.7 percent as a result of increases in both the custom and stock uniform business. The Company expects continued double digit growth in the apparel category.

     In September, 1997, the Company purchased the assets of the Victoriaville hockey business which has approximately $14.0 million in annual revenues. The purchase of the Victoriaville hockey business and continued improvement in the overall health of the sport of baseball indicates that double digit growth in net revenues is possible in 1998.

     Gross margin in 1997 was 30.8 percent, down 0.2 of a point from the 1996 gross margin of 31.0 percent. Increased net revenues of lower margin products including basketball, football and volleyball equipment and apparel were primarily responsible for the decrease. The Company achieved continued improvement in the gross margin on apparel products in 1997 and expects further improvement in 1998.

     Selling, general and administrative (SG&A) expenses for 1997 of $33,609,000 were $1,141,000, or 3.3 percent below SG&A expense of $34,750,000 in 1996. As a percent of net revenues, the SG&A expenses in 1997 were 22.8 percent compared to 23.2 percent in 1996. Lower royalties, commissions and advertising and promotion costs were primarily responsible for the decrease.

     Interest expense of $3,115,000 in 1997 decreased 14.8 percent from $3,656,000 in 1996 as a result of lower average borrowings and average interest rates.

     The effective tax rate of 37.0 percent in 1997 was 4.9 points higher than the effective tax rate of 32.1 percent in 1996. The increase in the effective tax rate is the result of 1996 including an adjustment for the lower foreign effective tax rates on a portion of the Company's income generated and indefinitely reinvested in Costa Rica. The Company expects the 1998 effective tax rate, based on its current mix of domestic and foreign earnings, to be between 37.0 percent and 38.0 percent.


YEAR ENDED AUGUST 31, 1996 COMPARED TO THE YEAR
ENDED AUGUST 31, 1995

Results of Operations

     Net revenues for 1996 were $149,735,000, or 3.9 percent higher than net revenues of $144,141,000 for the year ended
August 31, 1995 (1995). Higher apparel, baseball, basketball and football and licensing net revenues partially offset by lower international net revenues were primarily responsible for the increase. The 1.6 percent increase in baseball net revenues was the result of an increase in sales of baseballs and protective equipment offset by a decline in sales of baseball gloves. The increase in sales of baseballs was primarily the result of increased memorabilia sales including the Cal Ripken, Jr. and Mickey Mantle commemorative baseballs. The decline in net revenues from baseball gloves was primarily the result of poor retail sell-through in 1995 that resulted in lower orders and shipments of baseball gloves in 1996. Basketball and football net revenues increased 3.9 percent primarily as a result of expanded distribution and increased market share for basketballs. Licensing net revenues increased 11.3 percent as a result of increased sales by virtually every domestic and international licensee. International net revenues declined as a result of a
32.3 percent decline in net revenues in Canada, partially offset by a 26.5 percent increase in international net revenues in countries other than Canada. The decrease in Canada was primarily the result of lower baseball net revenues resulting from reduced popularity of baseball in Canada. In addition, overall retail sales in Canada were slow as a result of less favorable economic conditions than the United States. The other international growth was primarily concentrated in Latin America.

     Gross margin in 1996 was 31.0 percent, down 0.2 points from the 1995 gross margin of 31.2 percent. Increased net revenues of lower margin products including apparel and basketball and football, along with lower sales of baseball gloves, one of the Company's higher margin products, were primarily responsible for the decrease. The Company achieved improvement in the gross margins on apparel products in 1996.

     SG&A expenses for 1996 were $34,750,000 or $1,306,000, or
3.9 percent, higher than 1995 SG&A expenses of $33,444,000. As a percent of net revenues, the SG&A expenses in 1996 and 1995 were
23.2 percent. Higher royalties and advertising and promotional costs, partially offset by lower total salaries and wages and professional fees, were primarily responsible for the increase in SG&A expenses.

     Interest expense of $3,656,000 decreased 3.1 percent as a result of lower average interest rates and lower average borrowings.

     The effective tax rate of 32.1 percent in 1996 was 7.1 points lower than he effective tax rate of 39.2 percent in 1995. The decrease in the effective tax rate is the result of lower foreign effective tax rates on a portion of the Company's income, generated and indefinitely reinvested in Costa Rica, which reduced the income tax provision by $554,000.

Seasonality

     Net revenues of baseball equipment and team uniforms are highly seasonal. Customers generally place orders with the Company for baseball-related products beginning in August for shipment beginning in November (pre-season orders). These pre-season orders from customers historically represented approximately 65 percent to 75 percent of the customers' anticipated needs for the entire baseball season. The amount of these pre-season orders generally determine the Company's net revenues and profitability between November 1 and March 31. The Company then receives additional orders (fill-in orders) which depend upon customers' actual sales of products during the baseball season (sell-through). Fill-in orders are typically received by the Company between February and May. These orders generally represent approximately 25 to 35 percent of the Company's sales of baseball-related products during a particular season. Pre-season orders for certain baseball-related products from certain customers are not required to be paid until early spring. These extended terms increase the risk of collectibility of accounts receivable. An increasing number of customers are on automatic replenishment systems therefore more orders are received on a ship-at-once basis. This change has resulted in shipments to the customer closer to the time the products are actually sold. This trend has and may continue to have the effect of shifting the seasonality and quarterly results of the Company with higher inventory and debt levels required to meet orders for immediate delivery. The sell-through of baseball-related products also affects the amount of inventory held by customers at the and of the season which is carried over by the customer for sale in the next baseball season. Customers typically adjust their pre-season orders for the next baseball season to account for the level of inventory carried over from the preceding baseball season. Football equipment and team uniforms are both shipped by the Company and sold by retailers primarily in the period between March 1 and September 30. Hockey equipment and uniforms are shipped by the Company primarily in the period from May 1 to October 31. Basketballs and team uniforms generally are shipped and sold throughout the year.
Because the Company's sales of baseball-related products exceed those of its other products, Rawlings' business is seasonal, with its highest net revenues and profitability recognized between November 1 and April 30.

Interest Rate Management Activates

     The Company has engaged in interest rate management activities with the objective of limiting exposure to interest rate increases related to the Company's long-term debt and converting a portion of the Company's variable rate debt to a fixed rate. The interest rate management activity objectives are achieved through the use of interest rate swaps as described in
Note 8 to the financial statements.

Environmental Matters

     The Company is subject to various federal, state and local environmental laws relating to air emissions, water discharges, and the storage, handling, disposal and remediation of petroleum and hazardous substances. Pursuant to these laws, the Company is conducting environmental investigation and remediation activities at its Adirondack facility in Dolgevile, New York with respect to the release of wood pitch into surrounding soil and surface water. The final cost of investigating and remediating the contamination at the Adirondack facility described above cannot be determined until the remediation is complete. However, based on current estimates the Company believes the $893,000 accrued at August 31, 1997 is adequate. The Company further believes that any additional expenses will not have a material adverse effect on the Company's financial condition, results of operation or cash flows. At this time, the Company does not anticipate incurring additional costs related to other environmental matters that will be material to its financial condition, results of operations or cash flows.

Liquidity and Capital Resources

     The Company's primary sources of liquidity are cash provided by operating activities and the $90,000,000 amended and restated credit agreement with a bank group more fully described in Note 9 to the financial statements. The Company's primary use of cash is to fund its working capital needs, capital expenditures and debt service requirements. The Company's working capital requirements are seasonal with higher investments in working capital generally required in the period that begins in August and ends in April of the succeeding year. The change in the timing of orders and shipments to retailers closer to when the products are actually sold to the retailers' customers may increase the amount of working capital required by the Company and may increase required levels of long-term debt. Detailed information on the Company's cash flows is presented in the consolidated statements of cash flows.

Year Ended August 31, 1997

     Operating cash flows of $8,551,000 were primarily the result of net income adjusted for non cash charges and lower inventory levels partially offset by lower accounts payable and higher accounts receivable. Operating cash flows were $3,321,000 higher than 1996 primarily as a result of lower inventory levels and a smaller increase in accounts receivable partially offset by a reduction in accounts payable in 1997 compared to an increased in 1996. Investing activities used cash of $2,844,000 primarily for capital expenditures for normal property and plant improvements, the upgrading of certain plants to improve production capacity and efficiency and to upgrade the Company's systems. With the ongoing upgrade of the Company's systems and other planned expenditures for improved production efficiencies the Company expects capital expenditures of $3,000,000 to $3,500,000 in 1998. Financing activities used cash of $5,764,000 which includes a net debt repayment of $6,027,000 partially offset by issuance of common stock of $263,000.

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

Year Ended August 31, 1996

     Operating cash flows of $5,230,000 were primarily the result of net income adjusted for non cash charges partially offset by increased accounts receivable and inventories. Operating cash flows were $1,369,000 higher than 1995 primary as a result of higher net income and changes in various components of working capital. Investment activities used cash of $1,193,000 for capital expenditures for normal property and plant improvements and the upgrading of certain plants to improve production capacity and efficiency. Financing activities used cash of $4,585,000 which included a net debt repayment of $5,200,000 partially offset by issuance of common stock of $340,000 and a final purchase price settlement with the former parent of $275,000.

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

CONSOLIDATED STATEMENTS OF INCOME


                                   Years Ended August 31,
(Amounts in thousands,
except per share date)             1997    1996     1995

Net revenues                  $147,600   $149,735 $144,141
Cost of goods sold             102,111    103,319   99,099

  Gross profit                  45,489     46,416   45,042
Selling, general and
  administrative
  expenses                      33,609     34,750   33,444

  Operating income              11,880     11,666   11,598
Interest expense                 3,115      3,656    3,773
Other expense, net                  83        250      285

  Income before income taxes     8,682      7,760    7,540
Provision for income taxes       3,212      2,488    2,956

     Net income                $ 5,470   $ 5,272  $  4,584

Net income per share           $  0.71   $  0.69  $  0.60
Average number of common
 shares outstanding              7,712     7,680    7,652


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

                                               August 31,
(Amounts in thousands,
excepts share and per
share data)                                  1997      1996
Assets
Current assets:
  Cash and cash equivalents              $    732 $    789
  Accounts receivable,
   net of allowance of $1,627
   and $1,498 respectively                 32,968   30,090
    Inventories                            29,781   32,415
    Prepaid expenses                          935    1,472
    Deferred income taxes                   4,083    3,162

          Total current assets             68,499   69,928
Property, plant and equipment, net          9,802    7,860
Other assets                                  760      698
Deferred income taxes                      22,203   25,766
         Total assets                    $101,264 $102,252

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current portion of long-term debt    $    59   $   ---
    Accounts payable                        7,856    9,119
     Accrued liabilities                    9,901    8,461
          Total current liabilities        17,816   17,580
Long-term debt, less current maturities    32,614   38,700
Other long-term liabilities                10,637   11,508
          Total liabilities                61,067   67,788

Stockholders' equity:
  Preferred stock, $.01 par value
   per share, 10,000,000 shares
   authorized, no shares issued and
       outstanding                            ---      ---
  Common stock, $.01 par value
    per share, 50,000,000 shares
    authorized, 7,725,814 and
    7,697,527 shares issued and
    outstanding, respectively                  77       77

  Additional paid-in capital               26,083   25,820
  Retained earnings                        14,037    8,567

       Stockholders' equity                40,197   34,464

       Total liabilities and
          stockholders' equity           $101,264 $102,252


The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

     Common Stock

(Amounts in
thousands,                                  Additional  Retained
except share                                 Paid-in    Earnings
data)                   Shares     Amount    Capital   (Deficit) Total
Balance,
  August 31, 1994      7,650,081     $77     $25,123   $(1,289)  $23,911
Net income                  --        --        --       4,584     4,584
Issuance of
 common stock              6,827      --         82      --         82

Balance,
  August 31, 1995       7,656,908      77      25,205     3,295    28,577
Net income                    --       --         --      5,272     5,272
Issuance of
 common stock              40,619       --        340      --         340
Final settlement
 with former parent            --       --        275      --         275

Balance,
  August 31, 1996        7,697,527      77      25,820     8,567    34,464
Net income                      --      --         --      5,470     5,470
Issuance of
  common stock              28,287      --         263      --         263

BALANCE,
AUGUST 31, 1997          7,725,814      $77    $26,083   $14,037   $40,197


The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     Years Ended August 31,
(Amounts in thousands)               1997    1996      1995
Cash flows from operating activities:
   Net income                        $5,470  $5,272    $4,584
   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
        Depreciation and amortization 1,220     1,123     1,008
        Gain on sale of equipment      (150)     --        --
        Deferred taxes                2,642     1,857     2,418

   Changes in operating assets and
     liabilities:
         Accounts receivable, net    (2,878) (5,927)     (871)
          Inventories                 2,634  (1,069)   (3,934)
          Prepaid expenses              537     135      (397)
          Other assets                 (242)     60      (348)
          Accounts payable           (1,263)  2,731     1,097
           Accrued liabilities and
             other                      581     1,048       304

Net cash provided by operating
   activities                         8,551     5,230     3,861

Cash flows from investing activities:
    Capital expenditures             (2,994) (1,193)   (2,119)
    Proceeds from sale of equipment     150     --        --

Net cash used in investing
  activities                         (2,844)   (1,193)   (2,119)

Cash flows from financing activities:
    Net (repayments) borrowings of
      long-term debt                 (6,027) (5,200)    4,420
    Issuance of common stock            263       340        82
    Payment from (to) former parent
      related to purchase price
       settlement                        --       275    (6,456)

Net cash used in financing
  activities                         (5,764)   (4,585)   (1,954)

Net decrease in cash and cash
   equivalents                          (57)     (584)      (212)
Cash and cash equivalents,
 beginning of year                      789     1,337      1,549

Cash and cash equivalents,
  end of year                        $  732    $  789    $ 1,337

Supplemental disclosures of cash
 flow information:
    Cash paid during the year for;
       Interest                      $3,159  $3,548    $3,899
       Income taxes                     383     247       459


The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.   Summary of Significant Accounting Policies

     Principles of Consolidation

          The consolidated financial statements include the accounts of Rawlings Sporting Goods Company, Inc. and all of its subsidiaries (Rawlings or the Company). All significant intercompany transactions have been eliminated.

     Cash and Cash Equivalents

          Cash equivalents consist of short-term, highly liquid investments with a maturity when purchased of three months or less.

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

     Property, Plant and Equipment, Net

          Property, plant and equipment is stated at cost and depreciation is generally computed on a straight-line basis. The principal rates of depreciation are as follows:

     Buildings and improvements . . . . . . . . . .  20-30 years
     Machinery and equipment  . . . . . . . . . . .   5-12 years
     Other . . . . . . . . .  . . . . . . . . . . .   4-10 years

     Income Taxes

          Deferred income taxes are recorded for temporary differences in reporting income and expenses for tax and financial statement purposes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109).

     Financial Instruments

          The fair value of the Company's financial instruments approximate their carrying amounts. Fair value for all financial instruments other than long-term debt, for which no quoted market prices exist, were based on appropriate estimates. The value of the Company's long-term debt is estimated based on market prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

     Net Income Per Share

          Net income per share is based on the weighted average number of common shares outstanding during each year.

     Segment Reporting

          The Company is engaged principally in one line of business, the manufacturing, procurement and sale of sporting goods and related products.

     Reclassification

          Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

     Use of Estimates

          These financial statements have been prepared on the accrual basis of accounting, which require the use of certain estimates by management, in determining the Company's assets, liabilities, revenues and expenses. Resolution of certain matters could differ significantly from the resolution that is currently expected.

2.   Inventories

     Inventories consist of the following:

                                             August 31,
                                          1997         1996

Raw materials                          $ 5,571         $ 5,624
Work in process                          2,027           1,899
Finished goods                          22,183         24,892
Inventories                            $29,781        $32,415


3.   Property, Plant and Equipment, Net

     Property, plant and equipment consists of the following:


                                                August 31,
                                          1997         1996

Buildings and improvements              $ 5,926        $ 5,412
Machinery and equipment                  14,350         12,709
Other                                     2,697          2,348
Total property, plant and equipment      22,973         20,469
Less - Accumulated depreciation         (13,171)       (12,609)
Property, plant and equipment, net      $ 9,802        $ 7,860


4.   Supplemental Income Statement Information

     Set forth below is a comparative summary of certain net revenue and expense items:

                                   1997      1996      1995

Licensing revenues                 $6,531    $6,880    $6,169
Operating lease expenses            2,300     2,426      2,172
Royalty and licensing expenses      5,028     5,536      4,986
Research and development expenses      54       238        540


5.   Foreign Currency Transactions

     For 1997, 1996 and 1995, the foreign currency transaction gains (losses) included in determining net income were $(25), $(12) and $91, respectively.

6.   Income Taxes

     The income tax provision (benefit) is as follows:

                              1997           1996           1995
Current:
   Federal                    $ 472          $ 564         $ 557
   State and other               98             67           (19)

    Total current               570            631           538

Deferred:
   Federal                    2,464          1,658          2,082
   State and other              178            199          336

     Total deferred           2,642          1,857          2,418

      Total income tax
       provision              $3,212         $2,488        $2,956

     A reconciliation between the provision for income taxes computed at the Federal statutory rate and the rate used for financial reporting purposes is as follows:


                                1997         1996           1995
                          Amount     %  Amount    %    Amount    %

Expected provisions      $3,039    35.0 $2,716    35.0 $2,369    35.0
at the statutory rate
State and other taxes,
  net of federal tax
  benefit                   365     4.2    326     4.2    317      4.2
Lower tax rates on
  foreign income           (118)   (1.4)  (554)   (7.1)    --       --
Other                       (74)   (0.8)    --      --     --       --

Total income tax
  provision              $3,212    37.0 $2,488    32.1 $2,956    39.2

     The significant components of deferred taxes which are included in the accompanying balance sheets are as follows:

                                    1997                   1996
                             Deferred  Deferred      Deferred  Deferred
                             Tax       Tax           Tax       Tax
                             Assets    Liabilities   Assets    Liabilities

Intangible assets             $23,837   $----          $25,348   $----
Operating loss carryforwards      128    ----            2,141    ----
Foreign tax credits             1,042    ----              748    ----
Allowance for doubtful
  accounts                        647    ----              596     ---
Environmental reserve             346    ----              391     ---
Inventory                         609    ----              388     ---
Other accruals                    904    ----               --     ---
Other                              --    ----               --     684

Total                         $27,513   $1,227    $29,612   $ 684

     The Company believes a valuation allowance against deferred income tax assets as of August 31, 1997 is not necessary. The company's net operating loss carryforwards expire in 2009 and 2010.

     Income taxes have not been provided on the undistributed income (approximately $1,700) of a foreign subsidiary which the Company does not intend to be remitted to the U.S.

7.   Accrued Liabilities

     Accrued liabilities consist of the following:


                                                 August 31,
                                             1997      1996

Salary, benefits and other taxes             $2,976    $3,487
Royalties                                     2,187       441
Payable to former parent                      1,346     1,342
Environmental and other                       3,392     3,191
Accrued liabilities                          $9,901    $8,461

8.   Long-Term Debt

     Long-term debt consists of the following:


                                                 August 31,
                                             1997       1996
Credit agreement with banks
  due 1999, average interest
  rate of 6.78% and 6.86%, respectively      $32,350   $38,700
Obligation under capital lease,
  average interest rate of 4.90%                 323       ---

Total debt                                    32,673    38,700
Less current maturities of long-term debt        (59)      ---

Total long-term debt                         $32,614   $38,700

     In 1997, the Company maintained a $72,000 variable rate unsecured credit agreement with a bank group. In September 1997, the Company amended and restated the unsecured credit agreement with a bank group which, among other matters, increased the facility to $90,000 and extended the maturity date to September 1, 2002. The amended and restated credit agreement, among other matters, requires the Company to meet certain financial covenants including a minimum fixed charge coverage, a required ratio of maximum total debt to total capitalization, a minimum net worth and restrictions on the Company's ability to pay cash dividends to 50% of the Company's net income for the preceding year. The Company is in compliance with these covenants. The available borrowings under the amended credit agreement decline $4,000, $5,000, $6,000 and $7,000 on September 1, 1998, 1999, 2000 and
2001, respectively.

     As of August 31, 1997 the Company had outstanding letters of credit of $5,375 and available borrowing capacity of $34,275 under the credit agreement with banks.

     In October 1995 the Company entered into a two-year interest rate swap agreement with a commercial bank under which the Company receives a floating rate based on three month LIBOR through September 1997 on $25,000 and pays a fixed rate of 6.5%. In October 1997, the Company entered into a two-year interest rate swap agreement with a commercial bank under which the Company receives a floating rate based on three month LIBOR through October 1999 on $30,000 and pays a fixed rate of 6.75%. These transactions effectively convert a portion of the Company's debt from a floating rate to a fixed rate.

     The Company uses interest rate swaps, with the objective of reducing exposure to increases in short-term interest rates, by fixing the interest rate on a portion of its debt for a period of time. The interest differential, to be paid or received on an interest rate swap, is recognized as an adjustment to interest expense as the differential occurs.

9.   Other Long-Term Liabilities

     In July 1994, Figgie International, Inc. (the former parent) transferred the net assets of the Rawlings Business to the Company. The assets and liabilities transferred to Rawlings were recorded at the predecessor's cost for financial reporting purposes. For tax purposes, the transaction results in a step-up of the basis of the assets transferred determined by the fair value paid by the Company for the Rawlings Business. Under the terms of a tax sharing and separation agreement between the Company and the former parent, the Company is required to pay the former parent 43% of the tax benefits resulting from the step-up in the tax basis of the assets as the benefit of the step-up is realized. The obligation to pay the former parent not expected to be paid in the next year is included in other long-term liabilities.

10.  Employee Benefits

     Company-Sponsored Defined Contribution Plans

     Beginning December 1, 1994, substantially all US salaried employees and certain US hourly employees are covered by a defined contribution (Section 401(k)) plan that provides funding based on a percentage of compensation. The Company's contributions to the plan were $242, $299 and $183 in 1997, 1996 and 1995, respectively.

     Multi-Employer Pension Plans

     Certain union employees participate in multi-employer defined benefit pension plans. Contributions to the plans were $1,017, $956 and $839 in 1997, 1996 and 1995, respectively.

11.  Stock Options

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

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows
(in thousands, except net income per share):

                                   1997           1996

Net income                         $4,910         $4,659
Net income per share               $ 0.64         $ 0.61

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996; dividend yield of 0%, expected volatility of 54.0%, risk-free interest rate of 6.4% and 6.1% in 1997 and 1996, respectively and expected life based on exercise periods of six years.

     Option activity is as follows:

                                1997       1996          1995

Outstanding at
     beginning of period      483,185     346,610      313,266
Granted                       160,378     192,125       84,886
Exercised                     (1,000)     --             --
Cancelled                     (11,426)    (55,550)    (51,542)
Outstanding at end
    of period                 631,137     483,185     346,610
Shares exercisable            327,541     175,077      87,237
Price of stock options:
   Granted                 $8.31-$12.13 $7.88-$9.94  $9.63-$13.88
   Exercised                  $8.00          --        --
   Cancelled               $9.00-$9.75  $9.00-$13.88    $12.00
   Outstanding             $7.88-$13.88 $7.88-$13.88 $9.63-$13.88


     At August 31, 1997, 42,863 shares of Rawlings common stock were available for future awards under the plans.

12.  Related Party Transactions

     The Company leased office space, through December 1995, from a partnership in which one of the Company's board of directors had a 40% ownership interest. In December 1995, the director sold his 40% ownership interest in the office space. Lease payments made during the period the outside director maintained an ownership interest in the building were $233 and $390 in 1996 and 1995, respectively.

13.  Commitments and Contingencies

     Future minimum payments under noncancelable leases, royalty and licensing agreements as of August 31, 1997 are as follows:

                                             Royalty and
                         Operating           Licensing
                         Leases              Agreements

Fiscal 1998              $1,368                   $3,855
Fiscal 1999                 878                    2,979
Fiscal 2000                 679                    2,511
Fiscal 2001                 251                    2,482
Fiscal 2002                  69                    2,317
Thereafter                   --                      300
Total minimum lease
  payments               $3,245                  $14,444

     One customer's purchases are 12%, 11% and 10% of net revenues of Rawlings for 1997, 1996 and 1995, respectively. No other customers' purchases were greater than 10% of net revenues.

     In the normal course of doing business, Rawlings is subject to various federal, state and local environmental laws. Rawlings currently is working with the New York State Department of Environmental Conservation in addressing contamination relating to past petroleum and waste storage practices at its facility in Dolgeville, New York. Rawlings believes that the environmental costs accrued as of August 31, 1997 will be incurred over the next several years. Due to the uncertainty of recovery of costs from insurance carriers and other potentially liable third parties, Rawlings has not adjusted its accrual for environmental costs to reflect potential recoveries from third parties.

     Rawlings is periodically subjected to product liability claims and proceedings involving its patents and other legal proceedings; such proceedings have not had a material adverse effect on Rawlings.

     In the opinion of management, ultimate liabilities resulting from pending environmental matters and other legal proceedings will not have a material adverse effect on the financial condition or results of operations of Rawlings.

14.  Subsequent Event

     In September 1997, the Company acquired the net assets of the Victoriaville hockey business for $14.5 million in cash and the assumption of approximately $2.5 million in current liabilities. The final purchase price is subject to a working capital adjustment based on a formula outlined in the asset purchase agreement. The acquisition will be accounted for under the purchase method.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Rawlings Sporting Goods Company, Inc.:

     We have audited the accompanying consolidated balance sheets of Rawlings Sporting Goods Company, Inc. (a Delaware corporation) and subsidiaries (the Company or Rawlings) as of August 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of Rawlings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rawlings Sporting Goods Company, Inc. and subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
St. Louis, Missouri
October 6, 1997