Form 10-K/A, Exhibit 13
period 1997-08-31
RAWLINGS SPORTING GOODS CO INC
filed 1998-03-26
CIK 921915

EXHIBIT 13.1


From page 25 of the 1997 Annual Report to Stockholders of
Rawlings Sporting Goods Company, Inc.:


STOCK EXCHANGE LISTING

     Rawlings' Common Stock is quoted on the NASDAQ National
Market System under the symbol RAWL. As of August 31, 1997, there were 630 shareholders of record.

Common Stock                   High        Low     Close

1997
4th Qtr.                      $10 3/4      $7 7/8  $10 9/16
3rd Qtr.                       10 1/2       7 3/4    8 3/4
2nd Qtr.                       14 1/8       7 5/8    9
1st Qtr.                       10 3/8       7 5/8    7 7/8

1996
4th Qtr.                      $10 1/2      $8 3/8  $9 9/16
3rd Qtr.                       11           8       9 1/4
2nd Qtr.                       9 1/8        6       8 1/4
1st Qtr.                       9 3/4        7 1/4   7 5/8


The Company has paid no dividends.