Form 10-K, Exhibit 13
period 1998-08-31
RAWLINGS SPORTING GOODS CO INC
filed 1998-11-25
CIK 921915

FIVE-YEAR FINANCIAL HIGHLIGHTS

The following table sets forth selected historical consolidated financial data for the business conducted by Rawlings Sporting Goods Company, Inc. (Rawlings or the Company) for the years ended August 31, 1998, 1997, 1996 and 1995, the eight months ended August 31, 1994 and the year ended December 31, 1993.



(Amounts in thousands                 Years Ended August 31,
except per share data)        1998      1997      1996      1995

INCOME STATEMENT
DATA: /1/
Net revenues             $170,604   $147,600  $149,735  $144,141
Operating income            9,989     11,880    11,666    11,598
Net income                  3,660      5,470     5,272     4,584
Net income per share         0.47       0.71      0.69      0.60

BALANCE SHEET DATA:
Total assets             $132,532   $101,264  $102,252  $ 97,783
Long-term debt,
   including current
   maturities              57,109     32,673    38,700    43,900


                                 Eight Months
                                 Ended               Year Ended
(Amounts in thousands            August 31,          December 31,
except per share data)              1994                 1993

INCOME STATEMENT
DATA:  /1/
Net revenues                     $81,174             $139,615
Operating income                   2,935                7,138
Net income                         1,335                3,922
Net income per share                  (1)                  (1)

BALANCE SHEET DATA:
Total assets                     $93,752             $ 67,616
Long-term debt,
   including current
   maturities                     39,480                1,262

/1/ Net income per share has not been presented for each period because, prior to July 8, 1994, the Company's predecessor was a division of Figgie International, Inc. (the former parent) and had no separately issued equity securities.


NET REVENUES BY PRINCIPAL PRODUCT LINE AND BY GEOGRAPHIC AREA (UNAUDITED)


                                   Years Ended August 31,
(Amounts in millions)      1998         1997      1996      1995

BY PRINCIPAL
PRODUCT LINE:
Equipment:
   Baseball              $ 94.0       $ 86.3    $ 93.8    $ 94.7
   Basketball, football
     and volleyball        34.4         29.7      25.3      24.3
   Hockey                   8.6          0.7       0.9       0.5
Apparel                    20.7         16.9      14.7      10.4
Licensing                   5.9          6.5       6.9       6.2
Miscellaneous               7.0          7.5       8.1       8.0
NET REVENUES             $170.6       $147.6    $149.7    $144.1


BY GEOGRAPHIC AREA:
Domestic                 $155.1       $137.5    $139.2    $131.9
Foreign                    15.5         10.1      10.5      12.2
NET REVENUES             $170.6       $147.6    $149.7    $144.1


                                 Eight Months
                                 Ended               Year Ended
                                 August 31,          December 31,
(Amounts in millions)              1994                1993

BY PRINCIPAL
PRODUCT LINE:
Equipment:
   Baseball                        $ 50.9              $ 91.1
   Basketball, football
     and volleyball                  14.5                22.6
   Hockey                             0.2                 0.9
Apparel                               5.3                10.1
Licensing                             5.6                 4.5
Miscellaneous                         4.7                10.4
NET REVENUES                       $ 81.2               139.6

BY GEOGRAPHIC AREA:
Domestic                           $ 70.8              $127.8
Foreign                              10.4                11.8
NET REVENUES                       $ 81.2              $139.6

CAUTIONARY STATEMENTS

Cautionary statements identifying important factors that could cause the Company's future results to differ materially from past results, or those contemplated by statements herein regarding matters other than historical fact (i.e., forward-looking statements), are described in, and incorporated by reference from, the Company's 1998 Annual Report on Form 10-K.


YEAR ENDED AUGUST 31, 1998 COMPARED TO THE YEAR ENDED AUGUST 31,
1997

RESULTS OF OPERATIONS

Net revenues for the year ended August 31, 1998 (1998) were $170,604,000 or 15.6 percent higher than net revenues of $147,600,000 for the year ended August 31, 1997 (1997). Net revenues in 1998 excluding the impact of the Victoriaville (Vic) hockey business acquired in September 1997 increased 9.8 percent over 1997. The Company experienced 8.9 percent growth in net revenues of baseball-related products including net revenues from new products (new aluminum bat line and the radar speed-sensing baseballs) and a resurgence in baseball glove sales. The recent changes in the National Collegiate Athletic Association (NCAA) regulations regarding adult aluminum baseball bats has created uncertainty in the aluminum bat category. This uncertainty may delay the Company's plans to aggressively grow the aluminum bat category. However, baseball's continued resurgence is expected to result in continued sales growth in all other major baseball-related categories. Net revenues from basketball, football and volleyball equipment increased 15.9 percent primarily fueled by growth at major accounts. The Company anticipates continued growth in these categories in fiscal 1999. Apparel net revenues increased 23.1 percent and the Company expects continued double-digit growth in fiscal 1999 and beyond.

Gross margin in 1998 was 30.2 percent, down 0.6 of a margin point from the 1997 gross margin of 30.8 percent. Decreased licensing revenues and the write-off associated with early adoption of the new NCAA aluminum bat standard were primarily responsible for the decrease.

Selling, general and administrative (SG&A) expenses for 1998 were $39,989,000 or 19.0 percent higher than SG&A expenses of $33,609,000 in fiscal 1997. As a percent of net revenues SG&A expenses were 23.4 percent in fiscal 1998 compared to 22.8 percent in fiscal 1997. Higher variable salesmen compensation, royalties, advertising and promotion costs and the costs associated with the write-off of the prior computer system were primarily responsible for the increase.

Unusual charges of $1,475,000 in 1998 included a $975,000 environmental charge associated with additional remediation costs at the Company's Dolgeville, New York facility and a $500,000 one time charge associated with changes in the Chief Executive Officer's position. This charge included severance and related benefits, legal costs and other costs associated with changes in the Chief Executive Officer's position.

Excluding the unusual charges, write-offs relating to aluminum bats and the Company's prior computer system and the results of the licensing and hockey businesses, our core business had an exceptional year with operating income increasing 35.8 percent and net revenues gaining 11.2 percent. The hockey business performance was disappointing, but with the majority of the U.S. transition issues resolved, the Company is poised for improved hockey results in 1999. Our licensing business suffered from the negative currency impact of the devaluation of the Japanese yen. The actions taken to improve hockey combined with the accelerated rate of baseballs' recovery have us optimistic that improvements in sales and earnings are achievable in 1999.

Interest expense of $4,218,000 in 1998 was 35.4 percent higher than interest expense of $3,115,000 in 1997. Higher average debt outstanding resulting from the Vic hockey acquisition and higher working capital levels were primarily responsible for the increase.

The effective tax rate of 33.7 percent in 1998 was 3.3 points lower than the effective tax rate of 37.0 percent in 1997. The decrease in the effective tax rate is primarily the result of a change in the mix of foreign and domestic income.

YEAR ENDED AUGUST 31, 1997 COMPARED TO THE YEAR ENDED AUGUST 31,
1996

RESULTS OF OPERATIONS

Net revenues for 1997 were $147,600,000, or 1.4 percent below net revenues of $149,735,000 for the year ended August 31, 1996
(1996). Lower net revenues from baseball-related products, partially offset by higher net revenues from basketball, football and volleyball equipment and apparel were primarily responsible for the decrease. Net revenues of baseball-related products decreased 8.0 percent resulting from a) lower sales of baseball gloves as a result of significant reductions at two major warehouse club chains who decided to stop selling baseball-related products and a reduction in net revenues at a third major account, which entered the selling season with excess inventory and b) lower sales of baseballs primarily as a result of reduced net revenues from memorabilia baseballs. Net revenues for basketball, football and volleyball equipment increased 17.1 percent as a result of higher net revenues related to major corporate promotions and increased back-to-school programs. Apparel net revenues increased 14.8 percent as a result of increases in both the custom and stock uniform business.

Gross margin in 1997 was 30.8 percent, down 0.2 of a point from the 1996 gross margin of 31.0 per cent. Increased net revenues of lower margin products including basketball, football and volleyball equipment and apparel were primarily responsible for the decrease. The Company achieved continued improvement in the gross margin on apparel products in 1997.

SG&A expenses for 1997 of $33,609,000 were $1,141,000, or 3.3 percent below SG&A expenses of $34,750,000 in 1996. As a percent of net revenues, the SG&A expenses in 1997 were 22.8 percent compared to 23.2 percent in 1996. Lower royalties, commissions and advertising and promotion costs were primarily responsible for the decrease.

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

SEASONALITY

Net revenues of baseball equipment and team uniforms are highly seasonal. Customers generally place orders with the Company for baseball-related products beginning in August for shipment beginning in November (pre-season orders). These pre-season orders from customers generally represent approximately 50 percent to 65 percent of the customers' anticipated needs for the entire baseball season. The amount of these pre-season orders generally determine the Company's net revenues and profitability between November 1 and March 31. The Company then receives additional orders (fill-in orders) which depend upon customers' actual sales of products during the baseball season (sell-through). Fill-in orders are typically received by the Company between February and May. These orders generally represent approximately 35 percent to 50 percent of the Company's sales of baseball-related products during a particular season. Pre-season orders for certain baseball-related products from certain customers are not required to be paid until early spring. These extended terms increase the risk of collectibility of accounts receivable. An increasing number of customers are on automatic replenishment systems; therefore, more orders are received on a ship-at-once basis. This change has resulted in shipments to the customer closer to the time the products are actually sold. This trend has and may continue to have the effect of shifting the seasonality and quarterly results of the Company with higher inventory and debt levels required to meet orders for immediate delivery. The sell-through of baseball-related products also affects the amount of inventory held by customers at the end of the season which is carried over by the customer for sale in the next baseball season. Customers typically adjust their pre-season orders for the next baseball season to account for the level of inventory carried over from the preceding baseball season. Football equipment and team uniforms are both shipped by the Company and sold by retailers primarily in the period between March 1 and September 30. Hockey equipment and uniforms are shipped by the Company primarily in the period from May 1 to October 31. Basketballs and team uniforms generally are shipped and sold throughout the year. Because the Company's sales of baseball-related products exceed those of its other products, Rawlings' business is seasonal, with its highest net revenues and profitability recognized between November 1 and April 30.

INTEREST RATE AND FOREIGN CURRENCY MANAGEMENT ACTIVITIES

The Company has engaged in interest rate and foreign currency management activities with the objective of limiting exposure to interest rate increases related to the Company's long-term debt by converting a portion of the Company's variable rate debt to a fixed rate and limiting the exposure to foreign currency exchange rate fluctuations. The interest rate and foreign currency objectives are achieved through the use of interest rate swaps as described in Note 9 to the financial statements and the foreign currency contracts as described in Note 1 to the financial statements.

ENVIRONMENTAL MATTERS

The Company has been conducting environmental investigation and remediation activities at its Dolgeville, New York facility (the "Site") with respect to the release of wood pitch into surround-ing soil and surface water. In November 1997, the Company entered into a Voluntary Agreement with the New York State Department of Environmental Conservation (the "NYSDEC") to conduct certain environmental remediation activities related to the presence of wood pitch in the soils at the Site. The wood pitch was generated as a result of the operation, before Rawlings' ownership of the Site, of a retort facility by a third party unrelated to Rawlings. In December 1997, an environmental consulting firm retained by Rawlings initiated remediation activities under the oversight of the NYSDEC. In conducting the remediation activities under the Voluntary Agreement, it was discovered that the actual volume of wood pitch substantially exceeded the amount originally estimated by the environmental consulting firm. Some of the unan-ticipated, additional wood pitch has been remediated in accordance with the requirements of the Voluntary Agreement. The Company believes that a portion of the unanticipated, additional volume of wood pitch remaining at the Site may be outside the scope of the current Voluntary Agreement. Nevertheless, the Company expects to be required to address such additional wood pitch through an amendment to the Voluntary Agreement. In May 1998, the Company's environmental consultants completed an investigation of the amount of the additional wood pitch at the Site. Based upon the report received from the environmental consultants and the Company's historical experience with environmental matters at this Site, the Company recorded a $975,000 charge to remediate the additional unanticipated wood pitch, which is reflected in unusual charges in the accompanying consolidated statement of income for 1998. In the year ended December 31,1993, the Company recorded a charge of $1,559,000 which included the estimated clean up costs at this Site. The Company's reserve for remediation costs as of August 31, 1998 was $1,082,000. In management's view, this amount is adequate to cover the expected remediation activities at the wood pitch Site.

In June 1998, the Company filed an action in the Northern District of New York against Trident Rowan Group, Inc. (Trident Rowan), which the Company believes is the successor to the entity which owned the wood pitch Site during the period in which the wood pitch contamination occurred. The Company believes that the case against Trident Rowan is strong and all or a portion of the clean up costs associated with the wood pitch at the Site may be recoverable. However, due to the uncertainty associated with this matter, no receivable associated with a potential recovery has been recorded at this time and there can be no assurance that any amount will be recovered.

YEAR 2000 ISSUES

The Company has initiated a comprehensive program to replace its computer systems and applications with a Year 2000 compliant enterprise-wide system. The assessment phase of the Company's system migrations is complete and the systems testing and implementation stages are in progress. To date, a majority of the Company's locations and processes have been successfully migrated to the new system with completion expected by June 1999. The Company has incurred capital expenditures, including hardware, software, outside consultants and other expenses, of approximately $2.5 million on its new enterprise-wide system and expects that full implementation of the system will require an additional $500,000 over the next year. In addition, the Company incurred approximately $300,000 in software selection and training costs that were expensed during fiscal 1998 and fiscal 1997.

The Company has formally communicated with its major vendors and suppliers to determine the extent to which the Company may be vulnerable to those third parties' failure to remediate their own Year 2000 issues. The first phase, which included sending Year
2000 surveys and questionnaires to customers and vendors is complete and the response evaluation phase is currently in progress. The Company has not had sufficient response from vendors to provide an estimate of the potential impact of non-compliance on the part of such vendors. Management is currently developing contingency plans which include, but are not limited to, evaluating alternative vendors who are Year 2000 compliant and evaluating inventory management plans. It is too early to determine to what extent, if any, these contingency plans will have to be implemented. Although the Company expects to be Year 2000 compliant by mid-1999 and does not expect to be materially impacted by the external environment, such future events cannot be known with certainty. Furthermore, the Company's estimates of future migration costs and completion dates are based on presently available information and will be updated, as additional information becomes available.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash provided by operating activities and the amended and restated credit agreement with a bank group more fully described in Note 9 to the financial statements. The Company's primary use of cash is to fund its working capital needs, capital expenditures, acquisitions and debt service requirements. The Company's working capital requirements are seasonal with higher investments in working capital generally required in the period that begins in August and ends in April of the succeeding year. The change in the timing of orders and shipments to retailers closer to when the products are actually sold to the retailers' customers may increase the amount of working capital required by the Company and may increase required levels of long-term debt. Detailed information on the Company's cash flows is presented in the consolidated statements of cash flows.

YEAR ENDED AUGUST 31, 1998

Operating activities used cash of $8,584,000 primarily the result of increases in accounts receivable and inventories partially offset by net income and depreciation and amortization. Operating cash flows were $17,135,000 lower than 1997 primarily as a result of higher inventories and lower net income. Investing activities used cash of $17,698,000 primarily for the acquisition of the Vic hockey business and capital expenditures for normal property and plant improvements and to purchase and implement the Company's new computer system. With the ongoing upgrade of the Company's computer system and other planned expenditures for improved production efficiencies the Company expects capital expenditures of $2,500,000 to $3,000,000 in 1999. Financing activities provided cash of $26,412,000 which included net borrowings of $24,436,000 and the issuance of warrants and common stock of $1,976,000.

The Company believes that cash flow from operations and unused borrowing capacity under the credit agreement should be sufficient to fund its anticipated working capital needs, capital expenditures and debt service requirements for the foreseeable future. However, because future cash flows and the availability of financing depend on a number of factors, including prevail- ing economic conditions and financial, business and other factors beyond the Company's control, no assurances can be given in this regard.

YEAR ENDED AUGUST 31, 1997

Operating cash flows of $8,551,000 were primarily the result of net income adjusted for non cash charges and lower inventory levels partially offset by lower accounts payable and higher accounts receivable. Operating cash flows were $3,321,000 higher than 1996 primarily as a result of lower inventory levels and a smaller increase in accounts receivable partially offset by a reduction in accounts payable in 1997 compared to an increase in 1996. Investing activities used cash of $2,844,000 primarily for capital expenditures for normal property and plant improvements, the upgrading of certain plants to improve production capacity and efficiency and to upgrade the Company's systems. Financing activities used cash of $5,764,000 which included a net debt repayment of $6,027,000 partially offset by issuance of common stock of $263,000.

YEAR ENDED AUGUST 31, 1996

Operating cash flows of $5,230,000 were primarily the result of net income adjusted for non cash charges partially offset by increased accounts receivable and inventories. Operating cash flows were $1,369,000 higher than the year ended August 31, 1995
(1995) primarily as a result of higher net income and changes in various components of working capital. Investment activities used cash of $1,193,000 for capital expenditures for normal property and plant improvements and the upgrading of certain plants to improve production capacity and efficiency. Financing activities used cash of $4,585,000 which included a net debt repayment of $5,200,000 partially offset by issuance of common stock of $340,000 and a final purchase price settlement with the former parent of $275,000.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued SFAS
No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and disclosure of comprehensive income and its components; SFAS No.131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers; SFAS No.132 "Employers' Disclosures about Pension and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits and expands disclosures on changes in benefit obligations and fair values of plan assets; and SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives be recognized as either assets or liabilities in the statement of financial position at fair value unless specific hedge criteria are met. The Company is required to adopt the provisions of SFAS 130, 131 and 132 in 1999 and SFAS 133 in 2000. Adoption of these statements is not expected to significantly impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited primarily to the form and content of its disclosures.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS OF RAWLINGS SPORTING GOODS COMPANY, INC.:

We have audited the accompanying consolidated balance sheets of Rawlings Sporting Goods Company, Inc. (a Delaware corporation) and subsidiaries (the Company) as of August 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of Rawlings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rawlings Sporting Goods Company, Inc. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
St. Louis, Missouri
October 7, 1998

CONSOLIDATED STATEMENTS OF INCOME

                                                        Years Ended August 31,
(Amounts in thousands,                            1998             1997         1996
except per share data)
Net revenues                                    $170,604         $147,600     $149,735
Cost of goods sold                               119,151          102,111      103,319
     Gross profit                                 51,453           45,489       46,416
Selling, general and administrative expenses      39,989           33,609       34,750
Unusual charges (See Note 5)                       1,475               --           --
     Operating income                              9,989           11,880       11,666
Interest expense                                   4,218            3,115        3,656
Other expense, net                                   251               83          250
     Income before income taxes                    5,520            8,682        7,760
Provision for income taxes                         1,860            3,212        2,488
     Net income                                 $  3,660         $  5,470     $  5,272
Net income per common share:
     Basic                                      $   0.47         $   0.71     $   0.69
     Diluted                                    $   0.47         $   0.71     $   0.69
Shares used in computing per share amounts:
     Basic                                         7,777            7,712        7,680
     Assumed exercise of stock options                41                6            1
     Diluted                                       7,818            7,718        7,681

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS
                                                                     August 31,
(Amounts in thousands, except share and per share data)          1998         1997
ASSETS
Current assets:
  Cash and cash equivalents                                      $    862     $    732
  Accounts receivable, net of allowance of
     $2,043 and $1,627, respectively                               40,352       32,968
  Inventories                                                      43,573       29,781
  Prepaid expenses                                                    673          935
Deferred income taxes                                               4,946        4,083
     Total current assets                                          90,406       68,499
Property, plant and equipment, net                                 12,911        9,802
Other assets                                                          568          760
Deferred income taxes                                              20,321       22,203
Goodwill, net                                                       8,326           --
  Total assets                                                   $132,532     $101,264



LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                              $     61     $     59
  Accounts payable                                                  9,047        7,856
  Accrued liabilities                                              12,547        9,901
     Total current liabilities                                     21,655       17,816
Long-term debt, less current maturities                            57,048       32,614
Other long-term liabilities                                         9,577       10,637
  Total liabilities                                                88,280       61,067
Stockholders' equity:
  Preferred stock, $.01 par value per share, 10,000,000 shares
     authorized, no shares issued and outstanding                      --           --
  Common stock, $.01 par value per share, 50,000,000 shares
     authorized, 7,794,483 and 7,725,814 shares issued and
     outstanding, respectively                                         78           77
  Additional paid-in capital                                       29,479       26,083
  Stock subscription receivable                                    (1,421)          --
  Cumulative translation adjustment                                (1,581)          --
  Retained earnings                                                17,697       14,037
     Stockholders' equity                                          44,252       40,197
     Total liabilities and stockholders' equity                  $132,532     $101,264

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Additional          Stock      Cumulative
(Amounts in thousands,     Common Stock          Paid-in   Subscription     Translation      Retained
except share data)     Shares       Amount       Capital     Receivable      Adjustment      Earnings      Total

Balance,
  August 31, 1995   7,656,908          $77       $25,205       $    --             $ --      $  3,295    $28,577
Net income                 --           --            --            --               --         5,272      5,272
Issuance of
  common stock         40,619           --           340            --               --            --        340
Final settlement
  with former
  parent                   --           --           275            --               --            --        275

Balance,
  August 31, 1996   7,697,527           77        25,820            --               --         8,567     34,464
Net income                 --           --            --            --               --         5,470      5,470
Issuance of
  common stock         28,287           --           263            --               --            --        263

Balance,
  August 31, 1997   7,725,814           77        26,083            --               --        14,037     40,197
Net income                 --           --            --            --               --         3,660      3,660
Issuance of
  common stock         68,669            1           704            --               --            --        705
Issuance of
  warrants                 --           --         2,692        (1,421)              --            --      1,271
Translation
  adjustments              --           --            --            --           (1,581)           --     (1,581)
Balance,
  August 31, 1998   7,794,483          $78       $29,479       $(1,421)         $(1,581)      $17,697    $44,252

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Years Ended August 31,
(Amounts in thousands)                               1998            1997         1996
Cash flows from operating activities:
  Net income                                    $   3,660        $  5,470     $  5,272
  Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                1,781           1,220        1,123
       Loss (gain) on disposal of equipment           101            (150)          --
       Deferred income taxes                        1,019           2,642        1,857
  Changes in operating assets and liabilities:
     Accounts receivable, net                      (3,742)         (2,878)      (5,927)
     Inventories                                  (10,608)          2,634       (1,069)
     Prepaid expenses                                 279             537          135
     Other assets                                      93            (242)          60
     Accounts payable                                  19          (1,263)       2,731
     Accrued liabilities and other                 (1,186)            581        1,048
Net cash (used in) provided by operating
  activities                                        8,584           8,551        5,230
Cash flows from investing activities:
  Capital expenditures                             (3,600)         (2,994)      (1,193)
  Acquisition of a business                       (14,098)             --           --
  Proceeds from sale of equipment                      --             150           --
Net cash used in investing activities             (17,698)         (2,844)      (1,193)
Cash flows from financing activities:
  Borrowings of long-term debt                    108,450          41,448       54,400
  Repayments of long-term debt                    (84,014)        (47,475)     (59,600)
  Issuance of warrants                              1,271              --           --
  Issuance of common stock                            705             263          340
  Payment from former parent related
     to purchase price settlement                      --              --          275
Net cash provided by (used in)
  financing activities                             26,412          (5,764)      (4,585)
Net increase (decrease) in cash and cash
  equivalents                                         130             (57)        (548)
Cash and cash equivalents, beginning of year          732             789        1,337
Cash and cash equivalents, end of year          $     862        $    732     $    789
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                   $   4,216        $  3,159     $  3,548
     Income taxes                                     631             383          247

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Amounts in thousands, except share and per share data)

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment is stated at cost and depreciation is generally computed on a straight-line basis.
The principal rates of depreciation are as follows:

Buildings and improvements         20-30 years
Machinery and equipment             5-12 years
Other                               4-10 years

INCOME TAXES

Deferred income taxes are recorded for temporary differences in reporting income and expenses for tax and financial statement purposes in accordance with Statement of Financial Accounting Standards No.109, Accounting for Incomes Taxes (SFAS No.109).

TRANSLATION AND HEDGING OF FOREIGN CURRENCIES

The assets and liabilities of foreign branches and subsidiaries are translated into U.S. dollars at current exchange rates and profit and loss accounts are translated at average annual exchange rates. Resulting translation gains and losses are included as a separate component in Stockholders' Equity. Foreign exchange transaction losses of $25 and $12 were included in the results of operations for the fiscal years ended August 31, 1997 and 1996, respectively.

The Company utilizes forward foreign currency contracts to minimize the impact of currency movements on anticipated royalty payments denominated in Japanese yen. In June and September 1998, the Company entered into forward contracts to sell Yen 75 million and Yen 150 million Japanese yen with fixed exchange rates and maturity dates which align with the anticipated royalty payments in February and August 1999, respectively.

FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments approximates their carrying amounts. Fair value for all financial instruments other than long-term debt, for which no quoted market prices exist, was based on appropriate estimates.
The value of the Company's long-term debt is estimated based on market prices for similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

NET INCOME PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, Earnings Per Share ("SFAS 128"), effective for financial statements for both interim and annual periods ending after December 15, 1997. The Company adopted the provisions of SFAS 128 during 1998, and all prior period earnings per share data has been presented on this basis.

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

NOTE 2.   ACQUISITION

On September 12, 1997 the Company acquired the net assets of the Victoriaville hockey business. The acquisition was accounted for under the purchase method and accordingly, the results of operations were included in the Company's consolidated statement of income from the date of acquisition. The purchase price, paid in cash, has been allocated to the assets and liabilities and the excess of cost over the fair value of net assets acquired is being amortized over a forty year period on a straight-line basis with accumulated amortization as of August 31, 1998 of $204. The purchase price allocation is as follows:

          Net assets               $ 5,568
          Goodwill                   8,530

          Total purchase price     $14,098


NOTE 3.   INVENTORIES

Inventories consist of the following:

August 31,                  1998              1997

Raw materials            $ 9,552           $ 5,571
Work in process            2,497             2,027
Finished goods            31,524            22,183

Inventories              $43,573           $29,781


NOTE 4.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of the following:

August 31,                             1998              1997

Buildings and improvements         $  6,143          $  5,926
Machinery and equipment              17,598            14,350
Other                                 2,926             2,697

Total property, plant and
     equipment                       26,667            22,973
Less - Accumulated depreciation     (13,756)          (13,171)

Property, plant and equipment,
     net                           $ 12,911          $  9,802



NOTE. 5   UNUSUAL CHARGES

ENVIRONMENTAL

The Company has been conducting environmental investigation and remediation activities at its Dolgeville, New York facility (the "Site") with respect to the release of wood pitch into surrounding soil and surface water. In November 1997, the Company entered into a Voluntary Agreement with the New York State Department of Environmental Conservation (the "NYSDEC") to conduct certain environmental remediation activities related to the presence of wood pitch in the soils at the Site. The wood pitch was generated as a result of the operation, before Rawlings' ownership of the Site, of a retort facility by a third party unrelated to Rawlings. In December 1997, an environmental consulting firm retained by Rawlings initiated remediation activities under the oversight of the NYSDEC. In conducting the remediation activities under the Voluntary Agreement, it was discovered that the actual volume of wood pitch substantially exceeded the amount originally estimated by the environmental consulting firm. Some of the unanticipated, additional wood pitch has been remediated in accordance with the requirements of the Voluntary Agreement. The Company believes that a portion of the unanticipated, additional volume of wood pitch remaining at the Site may be outside the scope of the current Voluntary Agreement. Nevertheless, the Company expects to be required to address such additional wood pitch through an amendment to the Voluntary Agreement. In May 1998, the Company's environmental consultants completed an investigation of the amount of the additional wood pitch at the Site. Based upon the report received from the environmental consultants and the Company's historical experience with environmental matters at this Site, the Company recorded a $975 charge to remediate the additional unanticipated wood pitch, which is reflected in unusual charges in the accompanying consolidated statement of income for 1998. In the year ended December 31, 1993, the Company recorded a charge of $1,559 which included the estimated clean up costs at this Site. The Company's reserve for remediation costs as of August 31, 1998 was $1,082. In management's view, this amount is adequate to cover the expected remediation activities at the wood pitch Site.

In June 1998, the Company filed an action in the Northern District of New York against Trident Rowan Group, Inc. (Trident Rowan), which the Company believes is the successor to the entity which owned the wood pitch Site during the period in which the wood pitch contamination occurred. The Company believes that the case against Trident Rowan is strong and all or a portion of the clean up costs associated with the wood pitch at the Site may be recoverable. However, due to the uncertainty associated with this matter, no receivable associated with a potential recovery has been recorded at this time and there can be no assurance that any amount will be recovered.

CHANGE IN CHIEF EXECUTIVE OFFICER

In October 1997, the Company recorded a $500 charge for severance and related benefits, legal costs and other costs associated with changes in the Chief Executive Officer's position. This charge has been included in unusual charges in the accompanying consolidated statement of income. In October 1998, Stephen M. O'Hara was named Chairman and Chief Executive Officer of Rawlings.


NOTE 6.   SUPPLEMENTAL INCOME STATEMENT INFORMATION

Set forth below is a comparative summary of certain net revenue and expense items:

                                    1998     1997      1996
Licensing revenues                 $5,870   $6,531   $6,880
Royalty and licensing expenses      6,121    5,028    5,536
Operating lease expenses            2,184    2,300    2,426


NOTE 7.   ACCRUED LIABILITIES

Accrued liabilities consist of the following:

August 31,                                   1998      1997

Salary, benefits and other taxes           $ 4,670   $3,400
Royalties                                    1,975    2,187
Payable to former parent                     1,346    1,346
Environmental                                1,082      893
Other                                        3,474    2,075

Accrued liabilities                        $12,547   $9,901


NOTE 8.   INCOME TAXES

The income tax provision (benefit) is as follows:

                                     1998    1997      1996
Current:
     Federal                       $  724  $  472    $  564
     State and other                  117      98        67
          Total current               841     570       631

Deferred:
     Federal                        1,184   2,464     1,658
     Foreign                         (281)     --        --
     State and other                  116     178       199

          Total deferred            1,019   2,642     1,857
          Total income tax
            provision              $1,860  $3,212    $2,488

A reconciliation between the provision for income taxes computed at the Federal statutory rate and the rate used for financial reporting purposes is as follows:


                        1998          1997           1996
                    Amount     %   Amount     %   Amount     %

Expected provision  $1,932  35.0   $3,039  35.0   $2,716  35.0
at the statutory
rate

State and other        232   4.2      365   4.2      326   4.2
taxes, net of
federal tax
benefit

Lower tax rates
on foreign income     (265) (4.8)    (118) (1.4)   (554)  (7.1)

Other                  (39) (0.7)     (74) (0.8)     --     --

Total income tax
provision           $1,860  33.7   $3,212  37.0   $2,488  32.1

The significant components of deferred taxes which are included in the accompanying balance sheets are as follows:




                          1998                   1997
                   Deferred     Deferred  Deferred     Deferred
                        Tax          Tax       Tax          Tax
                     Assets  Liabilities    Assets  Liabilities

Intangible assets  $22,440      $     --   $23,837     $     --
Operating loss
  carryforward         316            --       128           --
Foreign tax
  credits              851            --     1,042           --
Receivable
  reserve              157            --       647           --
Environmental
  reserve              410            --       346           --
Inventory              718            --       609           --
Other accruals       1,442            --       904           --
Other                  433         1,500        --        1,227

Total              $26,767      $  1,500   $27,513     $  1,227

The Company believes a valuation allowance against deferred income tax assets as of August 31, 1998 is not necessary. The Company's net operating loss carryforward expires in 2013 and the foreign tax credits expire in 2000 to 2003. Income taxes have not been provided on the undistributed income (approximately $2,330) of a foreign subsidiary which the Company does not intend to be remitted to the U.S.


NOTE 9. LONG-TERM DEBT

Long-term debt consists of the following:

August 31,                                1998     1997

Credit agreement with banks due
     2003, average interest rate
     of 6.64% and 6.78%, respectively   $56,850   $32,350

Obligation under capital lease,
     average interest rate of 4.90%         259       323

Total debt                               57,109    32,673

Less current maturities of long-
     term debt                              (61)      (59)

Total long-term debt                    $57,048   $32,614

In 1997, the Company maintained a $72,000 variable rate unsecured credit agreement with a bank group. In September 1997, the Company amended and restated the unsecured credit agreement with a bank group which, among other matters, increased the facility to $90,000 and extended the maturity date to September 1, 2002. The amended and restated credit agreement, among other matters, requires the Company to meet certain financial covenants including a minimum fixed charge coverage, a required ratio of maximum total debt to total capitalization, a minimum net worth and restrictions on the Company's ability to pay cash dividends. In June 1998, the Company amended the credit agreement to, among other matters, exclude the unusual charges from the minimum fixed charge coverage covenant. The Company is in compliance with the amended covenants. The available borrowings under the amended credit agreement decline $4,000, $5,000, $6,000 and $7,000 on September 1, 1998, 1999, 2000 and 2001, respectively.

As of August 31, 1998 the Company had outstanding letters of credit of $3,948 and available borrowing capacity of $29,202 under the credit agreement with banks.

In October 1995 the Company entered into a two-year interest rate swap agreement with a commercial bank under which the Company received a floating rate based on three month LIBOR through September 1997 on $25,000 and paid a fixed rate of 6.50 percent. In October 1997, the Company entered into a two-year interest rate swap agreement with a commercial bank under which the Company receives a floating rate based on three month LIBOR through October 1999 on $30,000 and pays a fixed rate of 7.00 percent. These transactions effectively convert a portion of the Company's debt from a floating rate to a fixed rate.

The Company uses interest rate swaps, with the objective of reducing exposure to increases in short-term interest rates, by fixing the interest rate on a portion of its debt for a period of time. The interest differential, to be paid or received on an interest rate swap, is recognized as an adjustment to interest expense as the differential occurs.

NOTE 10.  OTHER LONG-TERM LIABILITIES

In July 1994, Figgie International, Inc. (the former parent) transferred the net assets of the Rawlings business to the Company. The assets and liabilities transferred to Rawlings were recorded at the predecessor's cost for financial reporting purposes. For tax purposes, the transaction results in a step-up of the basis of the assets transferred determined by the fair value paid by the Company for the Rawlings business. Under the terms of a tax sharing and separation agreement between the Company and the former parent, the Company is required to pay the former parent 43 percent of the tax benefits resulting from the step-up in the tax basis of the assets as the benefit of the step-up is realized. The amount of the obligation to pay the former parent that is not expected to be paid in the next year is recorded as other long-term liabilities.


NOTE 11.  EMPLOYEE BENEFITS

COMPANY-SPONSORED DEFINED CONTRIBUTION PLANS

Beginning December 1, 1994, substantially all U.S. salaried employees and certain U.S. hourly employees are covered by a defined contribution (Section 401(k)) plan that provides funding based on a percentage of compensation. The Company's contributions to the plan were $327, $242 and $299 in 1998, 1997 and 1996, respectively.

MULTI-EMPLOYER PENSION PLANS

Certain union employees participate in multi-employer defined benefit pension plans. Contributions to the plans were $194, $201 and $186 in 1998, 1997 and 1996, respectively.


NOTE 12.  STOCK OPTIONS

The 1994 Rawlings Long-Term Incentive Plan, as amended (the
1994 Incentive Plan), provides for the issuance of up to 1,125,000 shares of Rawlings common stock upon the exercise of stock options and stock appreciation rights, and as restricted stock, deferred stock, stock granted as a bonus or in lieu of other awards and other equity-based awards. The 1994 Non-Employee Directors Stock Plan (1994 Directors Stock Plan) provides for the issuance of up to 50,000 shares of Rawlings common stock to non-employee directors upon the exercise of stock options or in lieu of director's fees.

Stock options granted under the 1994 Incentive Plan and the 1994 Directors Stock Plan have exercise prices equal to the market price on the date of grant, vest over three to four years from the date of grant and, once vested, are generally exercisable over ten years following the date of grant.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of this statement, the Company's net income and net income per share would have been as follows (in thousands, except net income per share):

                                    1998      1997      1996
Net income                         $2,956    $4,910    $4,659
Net income per share               $ 0.38    $ 0.64    $ 0.61

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: dividend yield of 0 percent, expected volatility of 40.0 percent, 54.0 percent and 54.0 percent in 1998, 1997 and 1996, respectively, risk-free interest rate of 5.4 percent,
6.4 percent and 6.1 percent in 1998, 1997 and 1996, respectively and expected life of six years.

Option activity is as follows:

                           1998           1997          1996
Outstanding at
 beginning of year        631,137       483,185        346,610
Granted                   178,000       160,378        192,125
Exercised                 (44,548)       (1,000)            --
Cancelled                (153,779)      (11,426)       (55,550)

Outstanding at end
  of year                 610,810       631,137        483,185

Shares exercisable        313,899       327,541        175,077

Price of stock
 options:
  Granted           $11.88-$13.63  $8.31-$12.13   $7.88-$ 9.94
  Exercised         $ 9.00-$ 9.75        $ 8.00             --
  Cancelled         $ 9.00-$13.63  $9.00-$ 9.75   $9.00-$13.88
  Outstanding       $ 7.88-$13.88  $7.88-$13.88   $7.88-$13.88

At August 31, 1998, 518,642 shares of Rawlings common stock were available for future awards under the plans.


NOTE 13.  WARRANTS

In November 1997, the Company issued warrants to purchase 925,804 shares of common stock at $12.00 per share to Bull Run Corporation for $3.07 per warrant. The warrants expire in November 2001 and are exercisable only if the Company's common stock closes above $16.50 for twenty consecutive trading days. One half of the purchase price of the warrants was paid in cash with the other half payable with interest at 7 percent at the time of exercise or expiration of the warrants. The receivable for the unpaid portion of the warrants is classified as a stock subscription receivable in the accompanying balance sheet. These warrants are not considered common stock equivalents until the point in time that the warrants become exercisable.


NOTE 14.  RELATED PARTY TRANSACTIONS

The Company leased office space, through December 1995, from a partnership in which one of the Company's board of directors had a 40 percent ownership interest. In December 1995, the director sold his 40 percent ownership interest in the office space. Lease payments made during the period the outside director maintained an ownership interest in the building were $233 in 1996.



NOTE 15.  COMMITMENTS AND CONTINGENCIES

Future minimum payments under noncancelable leases, royalty and licensing agreements as of August 31, 1998 are as follows:

                                             Royalty and
                              Operating      Licensing
                              Leases         Agreements

          Fiscal 1999         $1,167         $ 3,697
          Fiscal 2000            917           2,974
          Fiscal 2001            283           2,681
          Fiscal 2002             80           2,383
          Fiscal 2003            --               65
          Thereafter             --              237

     Total minimum lease
       payments               $2,447         $12,037

One customer's purchases of products sold by Rawlings are 12 percent, 12 percent and 11 percent of net revenues of Rawlings for 1998, 1997 and 1996, respectively.

In the normal course of doing business, Rawlings is subject to various federal, state and local environmental laws. Rawlings currently is working with the New York State Department of Environmental Conservation in addressing contamination relating to wood pitch located at its facility in Dolgeville, New York. (See Note 5 Unusual Charges for additional discussion of the Dolgeville environmental matter.)

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

STOCKHOLDER INFORMATION

CORPORATE OFFICE

Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026
(314) 349-3500
Visit our website at www.rawlings.com


ANNUAL AND 10-K REPORTS

Copies of the Company's annual report on Form 10-K and quarterly reports an Form 10-Q, as filed with the Securities and Exchange Commission, are available free of charge upon request. Write to:

Rawlings Sporting Goods Company, Inc.
Investor Relations
1859 Intertech Drive
Fenton, Missouri 63026


STOCK EXCHANGE LISTING

Rawlings' Common Stock is quoted on the Nasdaq National Market
System under the symbol RAWL. As of August 31, 1998, there were 630 shareholders of record.


COMMON STOCK             HIGH           LOW            CLOSE

1998  4th Qtr.           $16 1/2        $ 8 7/8        $ 9
      3rd Qtr.            15 5/8         11 5/8         15 3/8
      2nd Qtr.            12 1/4         10 3/8         11 7/8
      1st Qtr.            11 5/8          9 3/4         11 1/8

1997  4th Qtr.           $10 3/4        $ 7 7/8        $10 9/16
      3rd Qtr.            10 1/2          7 3/4          8 3/4
      2nd Qtr.            14 1/8          7 5/8          9
      1st Qtr.            10 3/8          7 5/8          7 7/8

The Company has paid no dividends.


STOCKHOLDER INQUIRIES

Communications concerning stockholder records, including changes of address, should be directed to our transfer agent and registrar:

ChaseMellon Shareholder Services
Record Keeping Services
P.O. Box 3315
South Hackensack, New Jersey 07606-1915
(888) 213-0965


Security analysts, investment professionals and stockholders should direct their financial inquiries to:

Rawlings Sporting Goods Company, Inc.
Investor Relations
1859 Intertech Drive
Fenton, Missouri 63026
(314) 349-3500

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
1010 Market Street
St. Louis, Missouri 63101

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services
Record Keeping Services
P.O. Box 3315
South Hackensack, New Jersey 07606-1915